UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 001-16829
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer Group Key Data

	2nd Quarter	2nd Quarter		1st Half	1st Half		Full Year
	2006	2007	Change	2006	2007	Change	2006
	€ million	€ million	%	€ million	€ million	%	€ million

Net sales	6,736	8,217	+ 22.0	13,527	16,552	+ 22.4	28,956

Change in sales
Volume	+ 4%	+ 5%		+ 4%	+ 6%		+ 5%
Price	0%	+ 1%		+ 1%	0%		0%
Currency	0%	– 3%		+ 3%	– 4%		0%
Portfolio	+ 2%	+ 19%		+ 1%	+ 20%		+ 12%

EBITDA[1]	1,269	1,572	+ 23.9	2,705	3,346	+ 23.7	4,675
Special items	(34)	(234)		(162)	(450)		(909)
EBITDA before special items	1,303	1,806	+ 38.6	2,867	3,796	+ 32.4	5,584

EBITDA margin before special items	19.3%	22.0%		21.2%	22.9%		19.3%

EBIT[2]	877	917	+ 4.6	1,926	2,092	+ 8.6	2,762
Special items	(34)	(268)		(162)	(468)		(717)
EBIT before special items	911	1,185	+ 30.1	2,088	2,560	+ 22.6	3,479

EBIT margin before special items	13.5%	14.4%		15.4%	15.5%		12.0%

Non-operating result	(228)	(257)	– 12.7	(438)	(475)	– 8.4	(782)

Net income	452	660	+ 46.0	1,052	3,469	•	1,683
Earnings per share (€)[3]	0.60	0.83		1.41	4.27		2.22
Core earnings per share (€)[4]	0.74	1.03		1.74	2.28		3.24

Gross cash flow[5]	928	1,187	+ 27.9	2,017	2,598	+ 28.8	3,913

Net cash flow[6]	882	816	– 7.5	920	1,191	+ 29.5	3,928

Cash outflows for capital expenditures	340	440	+ 29.4	759	641	– 15.5	1,876

Research and development expenses	439	650	+ 48.1	853	1,275	+ 49.5	2,297

Depreciation and amortization	392	655	+ 67.1	779	1,254	+ 61.0	1,913

Number of employees at end of period[7]	105,700	104,600	– 1.0	105,700	104,600	– 1.0	106,000
Personnel expenses	1,475	1,894	+ 28.4	2,961	3,792	+ 28.1	6,630

2006 figures restated

[1]	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales. See also page 31.

[2]	ebit as shown in the income statement

[3]	Earnings per share as defined in IAS 33 = net income divided by the average number of shares. For details see page 42.

[4]	Core earnings per share is not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The calculation of core earnings per share is explained on page 33.

[5]	Gross cash flow = income after taxes from continuing operations plus income taxes, plus/minus non-operating result, minus income taxes paid, plus depreciation, amortization and write-downs, minus write-backs, plus/minus changes in pension provisions, minus gains/plus losses on retirements of noncurrent assets, plus non-cash effects of the remeasurement of acquired assets. The change in pension provisions includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year. For details see page 26f.

[6]	Net cash flow = cash flow from operating activities according to IAS 7

[7]	Number of employees in full-time equivalents

Half-Year Financial Report 2007
Gratifying performance in the second quarter of 2007:
Bayer continues on a path of growth
•	Sales up 22.0 percent to €8.2 billion

•	EBITDA before special items improves by 38.6 percent to €1.8 billion

•	EBIT before special items rises 30.1 percent to €1.2 billion

•	Net income advances by 46.0 percent to €0.7 billion

•	Pharmaceutical research and development realigned

•	Full-year EBITDA margin before special items expected to exceed 20 percent for the first time
Overview of Sales, Earnings and Financial Position
Second quarter of 2007
The Bayer Group had a very good second quarter in 2007, following on from the excellent figures for the first three months. Sales grew by 22.0 percent to €8,217 million (Q2 2006: €6,736 million). This figure includes a €1,489 million contribution from the acquired business of Schering AG, Berlin, Germany (Q2 2006: €144 million pro rata temporis). Adjusted for currency and portfolio effects, sales moved ahead by 5.4 percent, with business expanding by 9.3 percent at Bayer HealthCare, 1.9 percent at Bayer CropScience and 6.3 percent at Bayer MaterialScience.
ebitda before special items climbed by 38.6 percent to €1,806 million (Q2 2006: €1,303 million). The figures for HealthCare jumped by 106.2 percent to €969 million (Q2 2006: €470 million), mainly as a result of the Schering acquisition and the pleas-

Half-Year Financial Report 2007
ing performance of all the HealthCare divisions. CropScience increased its earnings contribution to €396 million (Q2 2006: €368 million), thanks largely to higher volumes and to savings from the cost-containment programs. ebitda before special items at MaterialScience came in level with the preceding quarter, as expected, at €409 million (Q2 2006: €450 million), in light of increased raw material costs.
ebit before special items improved by 30.1 percent in the second quarter of 2007, to €1,185 million (Q2 2006: €911 million). Special charges amounted to €268 million (Q2 2006: €34 million), including €209 million for the acquisition and integration of Schering, Berlin, Germany. ebit after special items rose by 4.6 percent to €917 million (Q2 2006: €877 million).
After a non-operating result of minus €257 million (Q2 2006: minus €228 million), income before income taxes was €660 million (Q2 2006: €649 million). The non-operating result contained net interest expense of €205 million (Q2 2006: €129 million), reflecting particularly the financing costs for the Schering acquisition. After tax expense of €247 million (Q2 2006: €198 million), income from continuing operations after taxes came to €413 million (Q2 2006: €451 million).
Income from discontinued operations after taxes was €244 million. This figure includes divestment proceeds of €231 million from the sale of Wolff Walsrode to Dow Chemical Company, which was completed in June 2007.
After minority stockholders’ interest, net income of the Bayer Group improved to €660 million (Q2 2006: €452 million). Earnings per share came to €0.83 (Q2 2006: €0.60).
Gross cash flow increased by 27.9 percent year on year to €1,187 million (Q2 2006: €928 million), due to the strong growth in business and the inclusion of Schering, Berlin, Germany. Net cash flow fell by €66 million to €816 million (Q2 2006: €882 million), mainly because of higher tax payments, bonus payments and disbursements for restructuring. Provisions for these payments had been recorded and recognized in income in previous quarters. The total net cash flow including discontinued operations was €780 million (Q2 2006: €1,002 million), with the decline attributable primarily to the discontinued operations.

Half-Year Financial Report 2007
Net debt amounted to €13.6 billion at June 30, 2007, exceeding the March 31 amount by €0.8 billion. This increase was mainly due to the €0.8 billion dividend payment. It should also be borne in mind that second-quarter interest and tax payments were at the expected high level.
Provisions for pensions and other post-employment benefits declined by €0.6 billion compared with March 31, 2007, to €5.6 billion, mainly because of higher capital market interest rates.
First half of 2007
In the first half of 2007, too, the Bayer Group posted a further significant improvement in operating performance. Sales from continuing operations increased by 22.4 percent to €16,552 million (H1 2006: €13,527 million). On a currency- and portfolio-adjusted basis, sales rose by 6.4 percent.
ebitda before special items advanced by 32.4 percent to €3,796 million (H1 2006: €2,867 million). ebit before special items rose by 22.6 percent in the first half of 2007, to €2,560 million (H1 2006: €2,088 million). Net special charges came to €468 million (H1 2006: €162 million). The acquisition and integration of Schering, Berlin, Germany, led to special charges of €348 million, while net special charges of €87 million resulted from restructuring at CropScience and MaterialScience. After special items, ebit of the Bayer Group moved ahead by 8.6 percent to €2,092 million (H1 2006: €1,926 million).
After a non-operating result of minus €475 million (H1 2006: minus €438 million), income before income taxes came in at €1,617 million (H1 2006: €1,488 million). The non-operating result contained net interest expense of €361 million (H1 2006: €272 million). After tax expense of €548 million (H1 2006: €475 million), income from continuing operations after taxes was €1,069 million (H1 2006: €1,013 million).
Income from discontinued operations after taxes was €2.4 billion, including divestment gains of €2.1 billion for the Diagnostics business and €0.1 billion for H.C. Starck in the first quarter and €0.2 billion for Wolff Walsrode in the second quarter.
After minority stockholders’ interest, the Bayer Group posted first-half net income of €3,469 million (H1 2006: €1,052 million). Earnings per share came to €4.27 (H1 2006: €1.41).
Gross cash flow in the first half of 2007 improved by 28.8 percent compared to the prior-year period, to €2,598 million (H1 2006: €2,017 million), due to the positive sales performance and the inclusion of Schering, Berlin, Germany. Net cash flow rose by €271 million to €1,191 million (H1 2006: €920 million) due to substantial cash receipts in the first quarter. The total net cash flow including discontinued operations was €1,193 million (H1 2006: €1,130 million).

Half-Year Financial Report 2007
Future Perspectives
Economic outlook
In the second half of 2007 we expect the global economic upswing to continue. Robust growth in Europe and in the emerging economies of Asia and Latin America is expected to compensate for the slight downturn in the United States. China and India, in particular, with their rapidly expanding economies, are contributing increasingly to global economic growth. While taking a confident overall view of the world economy, we are aware that the trend in oil prices and geopolitical uncertainties pose certain risks.
We anticipate that the pharmaceuticals market will maintain its current pace of steady growth. We expect a further improvement in the crop protection market environment compared to the prior-year period. Markets for the products of MaterialScience will probably show only a slight overall improvement, with regional growth rates diverging considerably.
Bayer Group sales and earnings forecast
We continue to target an increase of more than 10 percent in Group sales for the full year 2007. Adjusted for portfolio and currency effects, business should expand by about 5 percent.
In June we raised our full-year earnings guidance for the Bayer Group and Bayer Health-Care. We plan to increase the Group ebitda margin before special items to more than 20 percent (previous forecast: slightly increase on the prior-year figure of 19.3 percent). We expect to expand the ebitda margin before special items to more than 22 percent by 2009 (previous forecast: approximately 22 percent).
We are optimistic about the prospects for our HealthCare business. For the year as a whole, we continue to expect that all of its divisions will grow with or faster than the market. We have increased the target margin for HealthCare to 25 percent for the current year (previous forecast: improvement toward 24 percent). The integration of the acquired business of Schering, Berlin, Germany, is proceeding more quickly than planned. We are confident that we will be able to realize synergies of more than €800 million by 2009 (previous forecast: €700 million). Also by 2009, we aim to achieve an ebitda margin before special items of approximately 28 percent (previous forecast: 27 percent) in our HealthCare business.
The market environment for our CropScience business was positive in the first half of the year, as anticipated. We expect year-on-year growth in sales in the second half (previous forecast: full-year sales to grow slightly faster than the market) and are now targeting an increase in the full-year ebitda margin before special items to more than 22 percent (previous forecast: improvement toward 22 percent).
MaterialScience sustained a good, value-creating earnings level in the first six months of 2007. ebitda before special items in the third quarter is likely to remain on a par with the second quarter.
In connection with the passage of corporate tax reform legislation in Germany, we expect to receive one-time non-cash tax income of approximately €0.9 billion in the third quarter of 2007. This results particularly from the remeasurement of the deferred tax liabilities accrued in connection with the Schering acquisition based on the lower nominal rates of corporate income tax applicable in Germany beginning in 2008. Because the assessment base has been significantly widened in order to finance the reduction in nominal tax rates, only limited relief in terms of the total tax payable is expected in the coming years.

Half-Year Financial Report 2007
Pharmaceuticals Research and Development Pipeline
We announced in our 2006 Annual Report that the Pharmaceuticals Division’s research and development pipeline was under evaluation. Our research and development activities have now undergone a strategic realignment, representing a further milestone in the integration of Schering, Berlin, Germany.
Bayer’s drug discovery research will focus on four growth areas in the future: Oncology, Cardiology, Women’s Healthcare and Diagnostic Imaging. The clinical development of new products and further development of products already on the market will be maintained across all units.
The pharmaceuticals research and development pipeline comprises 20 projects in Phase iii, 16 projects in Phase ii and 14 projects in Phase i. A further 9 projects have already been submitted to the various regulatory authorities for marketing authorization. As part of the realignment, a total of 20 projects from the combined Bayer/Schering pipeline have been discontinued either for strategic reasons or due to low success prospects.
Recently presented Phase iii study data on the prevention of venous thromboembolism (vte) in patients undergoing knee replacement surgery show the anticoagulant rivaroxaban (bay 59-7939) to be more effective than the current therapeutic standard enoxaparin. In this trial, patients treated with rivaroxaban were 49 percent less likely to suffer deep-vein thrombosis (dvt), pulmonary embolism or death than those treated with enoxaparin. An even greater (62 percent) reduction of risk of developing major vte was observed in the patients treated with rivaroxaban, which also demonstrated a similarly low rate of major bleeding compared to enoxaparin (0.6 percent and 0.5 percent, respectively). More than 2,500 patients were included in this Phase iii trial on the prevention of venous thromboembolism after major knee replacement surgery. The trial forms part of rivaroxaban’s extensive development program. We intend to apply for marketing approval in this first indication by the end of this year in Europe and in 2008 in the United States. It is planned to market the product under the trade name Xarelto® following its approval by the regulatory authorities.
At the beginning of June 2007 we presented the results of a Phase iii study involving our oncology product Nexavar® (sorafenib) in the treatment of liver cancer. The results show that Nexavar® increases overall survival by 44 percent over placebo in patients with advanced hepatocellular carcinoma. Liver cancer is among the most common types of cancer worldwide. As there is currently no approved treatment that can demonstrably increase overall survival in patients suffering from this disease, Nexavar® could have the potential to become the therapeutic standard. The dossiers for regulatory approval were submitted in the United States and the European Union in June 2007. Further clinical trials with Nexavar® are ongoing in other indications as well.
In the field of hematology, our pipeline has been strengthened by the successful inlicensing of a late-stage hemostasis project. Bayer HealthCare has acquired the commercialization rights outside the United States for recombinant human thrombin (rThrombin) from U.S.-based ZymoGenetics. The two companies plan to jointly market the product in the United States for the control of surgical bleeding.
Phase ii clinical trials with a new formulation of our recombinant blood coagulation Factor viii product Kogenate® are due to begin at the end of 2007. This formulation, based on liposome technology, could potentially prolong the product’s activity, thereby reducing the number of infusions needed and contributing significantly to the success of preventive therapy in hemophilia patients. Our developmental product would thus be the only long-acting Factor viii product in clinical trials. Market introduction is planned for 2011 in Europe and 2012 in the United States.

Half-Year Financial Report 2007
Milestones have also been achieved for our cardiology pipeline, with three compounds demonstrating efficacy in various human heart diseases: bay 58-2667 has been investigated in acute decompensated heart failure, bay 63-2521 in patients with pulmonary hypertension, and bay 68-4986 as a therapy for stable angina pectoris.
On top of these latest successes, we have defined clear objectives and expect 10 projects in our pipeline to reach Phase iii clinical testing by the end of 2009. Alemtuzumab for the treatment of multiple sclerosis is scheduled to enter Phase iii trials this year. The Phase iii development program for vegf Trap-Eye to treat serious eye diseases has now begun. In our early-stage pipeline, we aim to advance three drug candidates from preclinical development into Phase i clinical testing by the end of 2007. In our ongoing clinical trials, we also intend to demonstrate the efficacy of four more active substances in patients before the end of this year.
The following table shows the current status of the Phase iii and ii projects in our pharmaceuticals research and development pipeline:
Research and development projects (Phases III and II)

	Indication	Status
Rivaroxaban	Prevention of venous thromboembolism	Phase iii
Rivaroxaban	Stroke prevention in atrial fibrillation	Phase iii
Rivaroxaban	Treatment of deep-vein thrombosis	Phase iii
Nexavar®	Melanoma	Phaseiii
Nexavar®	Non-small-cell lung cancer	Phase iii
Zevalin®	Non-Hodgkin lymphoma	Phase iii
Campath®	Chronic lymphatic leukemia	Phase iii
Bonefos®	Prevention of bone metastasis in breast cancer	Phase iii
Combined oral contraceptive for dysmenorrhea (Japan)	Dysmenorrhea	Phase iii
YAZ® Extended Regimen	Fertility control	Phase iii
E2/DNG OC	Fertility control/excessive bleeding	Phase iii
Mirena® Menorrhagia (USA)	Menorrhagia	Phase iii
Angeliq® low-low	Menopause management	Phase iii
Visanne®	Endometriosis	Phase iii
Combined oral contraceptive containing folate	Fertility control	Phase iii
LCS	Fertility control	Phase iii
Betaferon® high dose (BEYOND)	Multiple sclerosis	Phase iii
VEGF Trap-Eye	Wet age-related macular degeneration (AMD)	Phase iii
Ultravist® 370	Computed tomography	Phase iii
Avelox®	New indications	Phase iii
Adenosine A1 agonist	Atrial fibrillation/stable angina pectoris	Phase ii
sGC activator	Acute heart failure	Phase ii
sGC stimulator	Pulmonary hypertension	Phase ii
Rivaroxaban	Acute coronary syndrome	Phase ii
L19 interleukin 2	Renal cell carcinoma	Phase ii
ZK-PRA	Breast cancer	Phase ii
Sagopilone (ZK-EPO)	Lung/ovarian/breast/prostate cancer	Phase ii
Spheramine®	Parkinson’s disease	Phase ii
Kogenate®	Formulation based on liposome technology	Phase ii
Nexavar®	Breast cancer	Phase ii
Nexavar®	Other solid tumors	Phase ii
FC Patch	Fertility control	Phase ii
Valette® Low	Fertility control	Phase ii
Alemtuzumab	Multiple sclerosis	Phase ii
Gadovist®	Magnetic resonance imaging	Phase ii
Levitra®	New indications	Phase ii

Half-Year Financial Report 2007
Performance by Subgroup and Segment
Changes in corporate structure
Our business activities are grouped into the HealthCare, CropScience and MaterialScience subgroups.
As of June 30, 2007, our interest in the voting capital of Bayer Schering Pharma AG, Berlin, Germany, amounted to 96.3 percent. The acquired business of Schering, Berlin, Germany, is included in the Pharmaceuticals segment of the HealthCare subgroup as of June 23, 2006.
The names “Bayer Schering Pharma” or “Schering” as used in this report always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities in countries outside Germany. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, United States, are unaffiliated companies that have been totally independent of each other for many years.
The commentaries in this report relate exclusively to continuing operations, except where specific reference is made to discontinued operations or to a total value (total). The divested activities of the Diagnostics Division, H.C. Starck and Wolff Walsrode are reported as discontinued operations. The prior-year data have been restated accordingly.
Sales by Segment in Percent, 1st Half 2007 (1st Half 2006 in parentheses)

Half-Year Financial Report 2007
Key Data by Subgroup and Segment

			EBIT		EBITDA		EBITDA margin
	Sales		before special items*		before special items*		before special items*
	2nd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	2nd Quarter	2nd Quarter
€ million	2006	2007	2006	2007	2006	2007	2006	2007

HealthCare	2,257	3,717	371	640	470	969	20.8%	26.1%
Pharmaceuticals	1,188	2,583	173	416	237	711	19.9%	27.5%
Consumer Health	1,069	1,134	198	224	233	258	21.8%	22.8%

CropScience	1,578	1,562	230	262	368	396	23.3%	25.4%
Crop Protection	1,269	1,262	159	196	277	310	21.8%	24.6%
EnvironmentalScience, BioScience	309	300	71	66	91	86	29.4%	28.7%

MaterialScience	2,547	2,623	336	290	450	409	17.7%	15.6%
Materials	723	757	101	29	139	71	19.2%	9.4%
Systems	1,824	1,866	235	261	311	338	17.1%	18.1%

Reconciliation	354	315	(26)	(7)	15	32	4.2%	10.2%

Continuing operations	6,736	8,217	911	1,185	1,303	1,806	19.3%	22.0%

2006 figures restated

*	for definition see Bayer Group Key Data on page 2, also page 31

			EBIT		EBITDA		EBITDA margin
	Sales		before special items*		before special items*		before special items*
	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
€ million	2006	2007	2006	2007	2006	2007	2006	2007

HealthCare	4,460	7,327	756	1,264	935	1,917	21.0%	26.2%
Pharmaceuticals	2,336	5,078	380	836	483	1,422	20.7%	28.0%
Consumer Health	2,124	2,249	376	428	452	495	21.3%	22.0%

CropScience	3,349	3,348	638	709	919	980	27.4%	29.3%
Crop Protection	2,682	2,696	444	539	683	771	25.5%	28.6%
EnvironmentalScience, BioScience	667	652	194	170	236	209	35.4%	32.1%

MaterialScience	5,033	5,231	759	581	989	818	19.7%	15.6%
Materials	1,433	1,496	233	67	309	151	21.6%	10.1%
Systems	3,600	3,735	526	514	680	667	18.9%	17.9%

Reconciliation	685	646	(65)	6	24	81	3.5%	12.5%

Continuing operations	13,527	16,552	2,088	2,560	2,867	3,796	21.2%	22.9%

2006 figures restated

*	for definition see Bayer Group Key Data on page 2, also page 31

Half-Year Financial Report 2007
Bayer HealthCare
Sales of the HealthCare subgroup rose in the second quarter of 2007 by 64.7 percent to €3,717 million (Q2 2006: €2,257 million), with the acquired business of Schering, Berlin, Germany, accounting for €1,489 million (Q2 2006: €144 million pro rata temporis). Adjusted for currency and portfolio effects, sales increased by 9.3 percent thanks to the positive business trend in both segments.
Bayer HealthCare improved ebitda before special items by 106.2 percent in the second quarter of 2007, to €969 million (Q2 2006: €470 million). The increase was mainly due to the earnings contributions from the acquired Schering business and the synergies of around €100 million already realized. ebit before special items also came in considerably above the prior-year period, at €640 million (Q2 2006: €371 million). After special charges of €209 million related to the integration of Schering, ebit amounted to €431 million, which was 21.4 percent more than for the same period of last year.

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Bayer HealthCare	€ million	€ million	%	€ million	€ million	%

Net sales	2,257	3,717	+ 64.7	4,460	7,327	+ 64.3
EBITDA[1]	454	788	+ 73.6	913	1,571	+ 72.1
Special items	(16)	(181)		(22)	(346)
EBITDA before special items[2]	470	969	+ 106.2	935	1,917	+ 105.0
EBITDA margin before special items	20.8%	26.1%		21.0%	26.2%
EBIT[1]	355	431	+ 21.4	734	916	+ 24.8
Special items	(16)	(209)		(22)	(348)
EBIT before special items[2]	371	640	+ 72.5	756	1,264	+ 67.2
Gross cash flow[1]	336	545	+ 62.2	628	1,102	+ 75.5
Net cash flow[1]	367	284	– 22.6	410	667	+ 62.7

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Pharmaceuticals	€ million	€ million	%	€ million	€ million	%

Sales	1,188	2,583	+ 117.4	2,336	5,078	+ 117.4
Primary Care[1]	753	766	+ 1.7	1,540	1,539	– 0.1
Women’s Healthcare[2]	58	652	•	58	1,279	•
Diagnostic Imaging (including Medrad)[2]	37	330	•	37	637	•
Specialized Therapeutics[2]	30	310	•	30	613	•
Hematology/Cardiology	252	271	+ 7.5	579	539	– 6.9
Oncology[3]	52	188	•	86	347	•
Dermatology (Intendis)[2]	6	66	•	6	124	•
EBITDA[4]	223	530	+ 137.7	464	1,076	+ 131.9
Special items	(14)	(181)		(19)	(346)
EBITDA before special items[5]	237	711	•	483	1,422	+ 194.4
EBITDA margin before special items	19.9%	27.5%		20.7%	28.0%
EBIT[4]	159	207	+ 30.2	361	488	+ 35.2
Special items	(14)	(209)		(19)	(348)
EBIT before special items[5]	173	416	+ 140.5	380	836	+ 120.0
Gross cash flow[4]	157	381	+ 142.7	319	771	+ 141.7
Net cash flow[4]	284	202	– 28.9	273	481	+ 76.2

2006 figures restated

[1]	Schering andrology business included in 2006 pro rata temporis

[2]	Schering sales included in 2006 pro rata temporis

[3]	Schering oncology business included in 2006 pro rata temporis

[4]	for definition see Bayer Group Key Data on page 2

[5]	for definition see also page 31

Half-Year Financial Report 2007
Pharmaceuticals
Sales of our Pharmaceuticals segment rose by €1,395 million in the second quarter of 2007, to €2,583 million (Q2 2006: €1,188 million), with the acquired business of Schering, Berlin, Germany, accounting for €1,489 million (Q2 2006: €144 million pro rata temporis). Adjusted for currency and portfolio changes, we experienced growth of 9.0 percent, due primarily to sharply higher sales of Nexavar® and Kogenate®.
The figures for the second quarter of 2006 include the business of Schering, Berlin, Germany for the period June 23 through June 30, 2006. The commentaries given below on business developments related to the acquired products include comparisons with data for the second quarter of 2006 that were prepared by Schering AG, Berlin, Germany, and do not form part of the consolidated interim financial statements of the Bayer Group. We refer to those figures as “pro forma.”

	2nd	2nd		Currency-				Currency-
	Quarter	Quarter		adjusted	1st Half	1st Half		adjusted
	2006	2007	Change	change	2006	2007	Change	change
Best-Selling Pharmaceutical Products	€ million	€ million	%	%	€ million	€ million	%	%

Betaferon®/Betaseron® * (Specialized Therapeutics)	25	256	•	•	25	500	•	•
Yasmin®/YAZ®/Yasminelle® * (Women’s Healthcare)	17	250	•	•	17	490	•	•
Kogenate® (Hematology/Cardiology)	179	210	+17.3	+20.1	383	411	+7.3	+1.1
Adalat® (Primary Care)	171	162	–5.3	+0.5	328	307	–6.4	–0.1
Avalox®/Avelox® (Primary Care)	88	90	+2.3	+4.0	218	218	0.0	+ 3.9
Cipro®/Ciprobay® (Primary Care)	127	93	–26.8	–24.3	259	201	–22.4	–19.6
Mirena® * (Women’s Healthcare)	8	88	•	•	8	169	•	•
Levitra® (Primary Care)	73	81	+11.0	+15.0	151	165	+9.3	+14.8
Magnevist® * (Diagnostic Imaging)	9	74	•	•	9	154	•	•
Glucobay® (Primary Care)	76	79	+3.9	+7.8	153	151	–1.3	+3.2
Ultravist® * (Diagnostic Imaging)	7	64	•	•	7	119	•	•
CardioAspirin® (Primary Care)	53	57	+7.5	+12.4	101	111	+9.9	+14.1
Nexavar® (Oncology)	23	60	+160.9	+167.6	43	107	+148.8	+157.5
Iopamiron® * (Diagnostic Imaging)	6	57	•	•	6	104	•	•
Diane® * (Women’s Healthcare)	5	43	•	•	5	88	•	•
Total	867	1,664	•	•	1,713	3,295	•	•
Proportion of Pharmaceuticals sales	73%	64%			73%	65%

Products ranked by first-half 2007 sales

*	acquired Schering product, sales included in 2006 pro rata temporis

	2nd	2nd		Currency-				Currency-
	Quarter	Quarter		adjusted	1st Half	1st Half		adjusted
Best-Selling Schering Products	2006	2007	Change	change	2006	2007	Change	change
(pro forma)	€ million	€ million	%	%	€ million	€ million	%	%

Betaferon®/Betaseron® (Specialized Therapeutics)	249	256	+ 2.8	+ 5.6	481	500	+ 4.0	+ 7.7
Yasmin®/YAZ®/Yasminelle® (Women’s Healthcare)	181	250	+ 38.1	+ 43.1	361	490	+ 35.7	+ 42.1
Mirena® (Women’s Healthcare)	75	88	+ 17.3	+ 21.3	143	169	+ 18.2	+ 23.1
Magnevist® (Diagnostic Imaging)	85	74	–12.9	–9.4	161	154	–4.3	+ 0.6
Ultravist® (Diagnostic Imaging)	71	64	–9.9	–9.9	143	119	–16.8	–15.4
Iopamiron® (Diagnostic Imaging)	62	57	–8.1	0.0	110	104	–5.5	+ 3.6
Diane® (Women’s Healthcare)	45	43	–4.4	–2.2	92	88	–4.3	–2.2

Half-Year Financial Report 2007
Sales of the Primary Care business unit in the second quarter of 2007 came to €766 million (Q2 2006: €753 million). Adjusted for currency and portfolio effects, the increase was 3.5 percent. The main growth driver was Levitra®, with currency-adjusted sales up 15.0 percent, while increasing competition from generic products led to a marked decline for Cipro®/Ciprobay®, sales of which fell 24.3 percent on a currency-adjusted basis. This effect was partially offset by sales in Japan of the novel cholesterol-lowering drug zetia®. We have comarketing rights for this Schering-Plough product in Japan, where it received marketing approval in April 2007. (Please note that Schering-Plough Corporation, New Jersey, and the company acquired by Bayer in June 2006, i.e. Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.)
In our Women’s Healthcare business unit, we achieved sales of €652 million in the second quarter of 2007 (Q2 2006: €58 million pro rata temporis). Principal growth drivers here were the oral contraceptives of the Yasmin®/yaz®/Yasminelle® product line, sales of which rose by 43.1 percent (pro forma) in the second quarter when adjusted for currency changes. This positive performance was due particularly to the launches of Yasminelle® in Europe and yaz® in the United States and Latin America. Business with our intra-uterine system Mirena® also made encouraging progress in the second quarter, advancing by 21.3 percent (pro forma) on a currency-adjusted basis. Growth was due mainly to increased sales in the United States.
Sales of the Diagnostic Imaging business unit in the second quarter of 2007 came to €330 million (Q2 2006: €37 million pro rata temporis). While the Medrad business expanded by 11.6 percent (pro forma) when adjusted for currency changes, Magnevist® and Ultravist® showed currency-adjusted, pro forma declines of 9.4 and 9.9 percent, respectively. Having voluntarily withdrawn the 370 mgI/ml formulation of Ultravist® in the summer of 2006, we have resumed sales of this product in most countries since the first quarter of 2007. Its relaunch in the U.S. market is scheduled for August 2007.
Sales of the Specialized Therapeutics business unit in the second quarter of 2007 amounted to €310 million (Q2 2006: €30 million pro rata temporis). Currency-adjusted sales of our top product Betaferon®/Betaseron® to treat multiple sclerosis (MS) advanced by 5.6 percent (pro forma).
Sales of the Hematology/Cardiology business unit rose by €19 million in the second quarter of 2007, to €271 million (Q2 2006: €252 million). This represents an increase of 17.6 percent after adjusting for currency and portfolio effects. Second-quarter currency-adjusted sales of Kogenate® advanced by 20.1 percent because part of the sales volume expected for the first quarter was delayed until the second quarter. However, currency-adjusted sales of Trasylol®, our product for use during open-heart surgery, declined by 18.4 percent. Two separate observational studies reported on a possible correlation between the administration of Trasylol® (aprotinin) and severe renal dysfunction and vasoconstriction (myocardial infarction and stroke). A follow-up study to one of them reported on a possible correlation between administration of this product and increased long-term mortality. Based on our study data and many years of experience with Trasylol®, Bayer believes that this product is a safe and effective medicine when used correctly. We are currently cooperating closely with the relevant regulatory authorities to resolve the questions that have arisen. In this connection a joint meeting of the Cardiovascular and Renal Drugs Advisory Committee and the Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration (fda) is scheduled for September 12, 2007.

Half-Year Financial Report 2007
Our Oncology business unit lifted sales substantially in the second quarter, to €188 million (Q2 2006: €52 million). Included in this figure is €113 million in sales of the acquired oncology business of Schering AG, Berlin, Germany, which mainly comprises the key products Fludara® and Campath®. Currency- and portfolio-adjusted sales rose by 75.4 percent. This was mainly due to the very successful development of Nexavar®, sales of which rose to €60 million (Q2 2006: €23 million).
The Dermatology (Intendis) business unit achieved sales of €66 million in the second quarter of 2007. The main sales drivers were the principal products Skinoren® and Advantan®, sales of which rose by 13.4 percent and 9.6 percent (pro forma), respectively, after adjusting for currency changes.
ebitda before special items for the Pharmaceuticals segment moved ahead in the second quarter of 2007 to €711 million (Q2 2006: €237 million). As in the preceding quarter, the substantial increase was largely due to the earnings contributions from the acquired Schering business and the synergies already achieved. ebit before special items came in €243 million, or 140.5 percent, above the prior-year quarter, at €416 million. After special charges of €209 million related to the acquisition and integration of Schering, Berlin, Germany, ebit advanced by €48 million, or 30.2 percent, to €207 million.
First-half sales of the Pharmaceuticals segment increased to €5,078 million (Q2 2006: €2,336 million), including a €2,899 million contribution (Q2 2006: €144 million pro rata temporis) from the acquired Schering business. This is equivalent to a 6.7 percent increase after adjusting for currency and portfolio changes. Contributing especially to this growth were the gratifying gains by our core products Nexavar®, Levitra® and Kogenate®, which compensated for the expected drop in sales of Cipro®/Ciprobay®. The Pharmaceuticals segment saw ebitda before special items for the first half of 2007 advance to €1,422 million (H1 2006: €483 million). ebit before special items climbed by €456 million, or 120 percent, to €836 million. After special charges of €348 million, ebit rose by €127 million, or 35.2 percent, to €488 million.
To safeguard our Betaseron® business, we signed an agreement with Novartis in the first quarter of 2007 to acquire the biologics manufacturing facility in Emeryville, California. Bayer Schering Pharma will continue to pay Novartis royalties equivalent to those being paid currently on net sales of Betaseron® manufactured by Bayer at the Emeryville facilities until the original agreement with Novartis expires in October 2008. After this date, no more royalties will be due to Novartis on the sales of Betaseron®. Bayer Schering Pharma will also acquire the existing inventories. In return, Novartis will receive a license to establish its own brand based on interferon beta-1b starting in 2009. When it is approved by the regulatory authorities, Bayer Schering Pharma will manufacture the product for Novartis from 2009 forward and receive in return a royalty from Novartis.

Half-Year Financial Report 2007
Consumer Health
Sales of our Consumer Health segment in the second quarter of 2007 were €1,134 million (Q2 2006: €1,069 million). On a currency- and portfolio-adjusted basis this corresponds to a 9.6 percent increase, which was well ahead of market growth and to which all divisions contributed.
The Consumer Care Division posted second-quarter sales of €624 million (Q2 2006: €604 million). Adjusted for currency effects, sales rose by 6.3 percent. Among our top products, Bepanthen®/Bepanthol® (+17.6 percent, currency-adjusted) and Canesten® (+18.6 percent, currency-adjusted) performed very well.
Sales of the Diabetes Care Division showed a particularly strong gain, to €244 million (Q2 2006: €213 million). On a currency-adjusted basis the increase came to 19.7 percent. This pleasing trend was mainly due to the successful marketing of our blood glucose monitoring systems Ascensia® Contour® and Ascensia® Breeze®, which replace the older Elite® systems in the Ascensia® product family.
Second-quarter sales of the Animal Health Division rose to €266 million (Q2 2006: €252 million), with currency-adjusted sales growth amounting to 9.6 percent. Contributing particularly to the increase was the Advantage® product line, which saw business expand by 20.1 percent.
ebitda before special items for the Consumer Health segment advanced in the second quarter of 2007 by 10.7 percent to €258 million (Q2 2006: €233 million). Earnings on the additional business more than offset the higher marketing expenses necessary to support product introductions planned for 2007. ebit before special items moved ahead 13.1 percent to €224 million (Q2 2006: €198 million). ebit amounted to €224 million (Q2 2006: €196 million).
Sales of the Consumer Health segment in the first half of 2007 increased by €125 million to €2,249 million. Adjusted for currency effects, the increase came to 10.6 percent. The Consumer Health segment posted a €43 million increase in first-half ebitda before special items, to €495 million. ebit before special items rose by 13.8 percent to €428 million (H1 2006: €376 million). ebit amounted to €428 million (H1 2006: €373 million).

Half-Year Financial Report 2007

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Consumer Health	€ million	€ million	%	€ million	€ million	%

Net sales	1,069	1,134	+ 6.1	2,124	2,249	+ 5.9
Consumer Care	604	624	+ 3.3	1,246	1,283	+ 3.0
Diabetes Care	213	244	+ 14.6	406	470	+ 15.8
Animal Health	252	266	+ 5.6	472	496	+ 5.1
EBITDA[1]	231	258	+ 11.7	449	495	+ 10.2
Special items	(2)	0		(3)	0
EBITDA before special items[2]	233	258	+ 10.7	452	495	+ 9.5
EBITDA margin before special items	21.8%	22.8%		21.3%	22.0%
EBIT[1]	196	224	+ 14.3	373	428	+ 14.7
Special items	(2)	0		(3)	0
EBIT before special items[2]	198	224	+ 13.1	376	428	+ 13.8
Gross cash flow[1]	179	164	– 8.4	309	331	+ 7.1
Net cash flow[1]	83	82	– 1.2	137	186	+ 35.8

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

	2nd	2nd		Currency-				Currency-
	Quarter	Quarter		adjusted	1st Half	1st Half		adjusted
	2006	2007	Change	change	2006	2007	Change	change
Best-Selling Consumer Health Products	€ million	€ million	%	%	€ million	€ million	%	%

Ascensia® product line (Diabetes Care)	208	241	+ 15.9	+ 20.2	398	464	+ 16.6	+ 21.9
Aspirin®* (Consumer Care)	115	107	– 7.0	– 3.8	231	220	– 4.8	– 0.7
Advantage® product line (Animal Health)	91	105	+ 15.4	+ 20.1	150	180	+ 20.0	+ 26.1
Aleve®/naproxen (Consumer Care)	56	55	– 1.8	+ 3.6	109	124	+ 13.8	+ 21.8
Canesten® (Consumer Care)	40	47	+ 17.5	+ 18.6	81	90	+ 11.1	+ 12.9
Bepanthen®/Bepanthol® (Consumer Care)	34	40	+ 17.6	+ 17.6	69	76	+ 10.1	+ 11.2
Baytril® (Animal Health)	35	33	– 5.7	– 1.0	75	73	– 2.7	+ 1.1
Supradyn® (Consumer Care)	31	32	+ 3.2	+ 7.5	66	65	– 1.5	+ 1.8
One-A-Day® (Consumer Care)	30	29	– 3.3	+ 4.3	60	60	0.0	+ 8.2
Rennie® (Consumer Care)	23	25	+ 8.7	+ 8.5	49	52	+ 6.1	+ 6.9
Total	663	714	+ 7.7	+ 11.6	1,288	1,404	+ 9.0	+ 13.8
Proportion of Consumer Health sales	62%	63%			61%	62%

* Total Aspirin® second-quarter sales = €164 million (Q2 2006: €168 million), first-half sales = €331 million (H1 2006: €332 million)
including Aspirin® Cardio, which is reflected in sales of the Pharmaceuticals segment

Half-Year Financial Report 2007
Bayer CropScience
Our CropScience subgroup had sales of €1,562 million in the second quarter of 2007 (Q2 2006: €1,578 million). Currency- and portfolio-adjusted sales grew by 1.9 percent.
Second-quarter ebitda before special items advanced 7.6 percent to €396 million, thanks largely to volume increases and savings from the cost-containment programs. These effects more than offset the negative impact of shifts in exchange rates and lower prices for some products. ebit before special items came in at €262 million (Q2 2006: €230 million). Special charges totaling €51 million (Q2 2006: €0 million) were recognized for the restructuring project initiated in 2006 and for defense costs related to the legal proceedings pending in the United States concerning genetically modified rice. As a result of these charges, second-quarter ebit dropped by 8.3 percent to €211 million.

	2nd Quarter	2nd Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Bayer CropScience	€ million	€ million	%	€ million	€ million	%

Net sales	1,578	1,562	−1.0	3,349	3,348	0.0
EBITDA[1]	368	348	−5.4	919	896	−2.5
Special items	0	(48)		0	(84)
EBITDA before special items[2]	368	396	+7.6	919	980	+6.6
EBITDA margin before special items	23.3%	25.4%		27.4%	29.3%
EBIT[1]	230	211	−8.3	638	619	−3.0
Special items	0	(51)		0	(90)
EBIT before special items[2]	230	262	+13.9	638	709	+11.1
Gross cash flow[1]	289	259	−10.4	676	628	−7.1
Net cash flow[1]	534	494	−7.5	184	256	+39.1

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

	2nd Quarter	2nd Quarter		Currency- adjusted	1st Half	1st Half		Currency- adjusted
Best-Selling	2006	2007	Change	change	2006	2007	Change	change
Bayer CropScience	€ million	€ million	%	%	€ million	€ million	%	%

Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/ Environmental Science)	147	132	−10.2	−10.3	312	295	−5.4	−1.9
Basta®/Liberty® (Herbicides)	80	89	+11.3	+10.5	152	161	+5.9	+12.3
Proline® (Fungicides)	55	75	+36.4	+34.2	113	147	+30.1	+30.1
Folicur®/Raxil® (Fungicides/Seed Treatment)	72	61	−15.3	−15.0	167	138	−17.4	−14.8
Puma® (Herbicides)	74	69	−6.8	−6.8	142	138	−2.8	+1.6
Flint®/Stratego®/Sphere® (Fungicides)	38	53	+39.5	+37.2	87	113	+29.9	+33.5
Betanal® (Herbicides)	57	61	+7.0	+7.9	102	106	+3.9	+6.2
Decis®/K-Othrine® (Insecticides)	56	52	−7.1	−7.4	100	97	−3.0	+0.4
Atlantis® (Herbicides)	21	15	−28.6	−31.4	70	91	+30.0	+29.8
Poncho® (Seed Treatment)	19	31	+63.2	+61.8	50	90	+80.0	+91.3
Total	619	638	+3.1	+2.6	1,295	1,376	+6.3	+9.8
Proportion of Bayer CropScience sales	39%	41%			39%	41%

*	Figures are based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.

Half-Year Financial Report 2007
Crop Protection
Sales of the Crop Protection segment in the second quarter of 2007 amounted to €1,262 million (Q2 2006: €1,269 million). Adjusted for currency and portfolio changes, business expanded by 2.5 percent, the main contributions to this increase coming from our fungicides and seed treatment products.
Sales of the Herbicides business unit amounted to €479 million (Q2 2006: €519 million) in the second quarter of 2007. Adjusted for currency and portfolio effects, sales were down by 5.1 percent, the early start to the season in Europe having caused some cereal herbicide orders to be brought forward to the first quarter. In a difficult market environment in North America, pleasing sales of Basta® and Liberty® offset the negative impact of a reduction in cereal acreages in Canada.
Sales of our Fungicides business unit in the second quarter improved to €385 million (Q2 2006: €352 million). Currency- and portfolio-adjusted sales expanded by 10.8 percent, thanks mainly to our business in the United States, where we saw a gratifying sales increase in the second quarter following a weak start to the fungicide season. Very strong performers were our young cereal fungicide Proline® throughout the world and the potato fungicide Infinite® that was launched only last year in Europe.
Second-quarter sales of the Insecticides business unit came to €313 million (Q2 2006: €317 million). Adjusted for currency and portfolio effects, business expanded by 2.7 percent. In Europe we recorded very encouraging sales of our young insecticide Biscaya®.
Following pleasing growth in the first three months of the year, sales of our Seed Treatment business unit climbed to €85 million in the second quarter. Currency- and portfolio-adjusted sales moved ahead by 10.8 percent. Our young insecticidal seed treatments, such as Poncho® and the new mix product CropStar®, were the main contributors to this increase.

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Crop Protection	€ million	€ million	%	€ million	€ million	%

Net sales	1,269	1,262	– 0.6	2,682	2,696	+ 0.5
Herbicides	519	479	– 7.7	1,069	1,047	– 2.1
Fungicides	352	385	+ 9.4	730	769	+ 5.3
Insecticides	317	313	– 1.3	665	624	– 6.2
Seed Treatment	81	85	+ 4.9	218	256	+ 17.4
EBITDA[1]	277	297	+ 7.2	683	722	+ 5.7
Special items	0	(13)		0	(49)
EBITDA before special items[2]	277	310	+ 11.9	683	771	+ 12.9
EBITDA margin before special items	21.8%	24.6%		25.5%	28.6%
EBIT[1]	159	180	+ 13.2	444	484	+ 9.0
Special items	0	(16)		0	(55)
EBIT before special items[2]	159	196	+ 23.3	444	539	+ 21.4
Gross cash flow[1]	227	219	– 3.5	512	501	– 2.1
Net cash flow[1]	434	313	– 27.9	145	200	+ 37.9

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

Half-Year Financial Report 2007
ebitda before special items in the Crop Protection segment expanded by 11.9 percent in the second quarter, to €310 million, due primarily to increased volumes and cost savings from the performance programs. ebit before special items climbed by 23.3 percent to €196 million. After special charges of €16 million incurred in connection with the restructuring project initiated in 2006, ebit rose by 13.2 percent to €180 million (Q2 2006: €159 million).
In the first half of 2007, sales of the Crop Protection segment reached €2,696 million (H1 2006: €2,682 million). After adjusting for currency and portfolio effects, business expanded by 4.6 percent. This was due to overall improvements in market conditions, such as the increased cultivation of plants for the production of biofuels and internationally high prices for crop commodities. First-half ebitda before special items in the first six months increased by €88 million to €771 million. ebit before special items, at €539 million, came in 21.4 percent above the prior-year period. After €55 million in special charges for restructuring, ebit came in at €484 million (H1 2006: €444 million).
Environmental Science, BioScience
In the Environmental Science, BioScience segment, we achieved second-quarter sales of €300 million (Q2 2006: €309 million). Adjusted for currency changes, business was roughly level with the prior-year period (minus 0.2 percent).
Sales of Environmental Science came to €200 million (Q2 2006: €225 million). Here, currency-adjusted sales were down 8.1 percent. The positive trend in home and garden products for consumers did not compensate for a significant drop in sales of products for professional users that resulted primarily from increased generic competition in North America.
Sales of the BioScience unit improved to €100 million (Q2 2006: €84 million). On a currency-adjusted basis this was equivalent to a 21.3 percent increase. This positive performance was attributable above all to our canola seed marketed under the brand name InVigor®, as well as to our vegetable seed business, the cotton seed FiberMax® and our hybrid rice seed Arize®.
Second-quarter ebitda before special items for the Environmental Science, BioScience segment receded to €86 million (Q2 2006: €91 million). The decline was due to lower sales of products for professional users in the Environmental Science unit and adverse shifts in currency parities. ebit before special items was €66 million (Q2 2006: €71 million). After special charges totaling €35 million for restructuring in Environmental Science and provisions for the aforementioned defense costs, ebit came in at €31 million (Q2 2006: €71 million).

Half-Year Financial Report 2007
In the first half of 2007 the Environmental Science, BioScience segment posted sales of €652 million (H1 2006: €667 million). Currency-adjusted sales moved ahead 1.9 percent. Segment ebitda before special items came to €209 million (H1 2006: €236 million), while ebit before special items amounted to €170 million (H1 2006: €194 million). After special charges of €35 million (H1 2006: €0 million), ebit for the first half of 2007 was €135 million (H1 2006: €194 million).

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Environmental Science, BioScience	€ million	€ million	%	€ million	€ million	%

Net sales	309	300	– 2.9	667	652	– 2.2
Environmental Science	225	200	– 11.1	418	388	– 7.2
BioScience	84	100	+ 19.0	249	264	+ 6.0
EBITDA[1]	91	51	– 44.0	236	174	– 26.3
Special items	0	(35)		0	(35)
EBITDA before special items[2]	91	86	– 5.5	236	209	– 11.4
EBITDA margin before special items	29.4%	28.7%		35.4%	32.1%
EBIT[1]	71	31	– 56.3	194	135	– 30.4
Special items	0	(35)		0	(35)
EBIT before special items[2]	71	66	– 7.0	194	170	– 12.4
Gross cash flow[1]	62	40	– 35.5	164	127	– 22.6
Net cash flow[1]	100	181	+ 81.0	39	56	+ 43.6

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

Half-Year Financial Report 2007
Bayer MaterialScience
The MaterialScience subgroup saw further growth in business, with sales rising to €2,623 million in the second quarter of 2007 (Q2 2006: €2,547 million). Adjusted for currency effects, sales advanced by 6.3 percent year on year. The increase was largely due to higher volumes in nearly all segments and regions. Despite heavy pressure on prices in a number of markets, we achieved slightly positive price effects overall.
ebitda before special items in the second quarter of 2007 came to €409 million, down 9.1 percent from the high level of the prior-year period (Q2 2006: €450 million). Higher volumes and the slightly positive price effects did not compensate for the roughly €110 million in additional costs for raw materials and energy. ebit before special items dropped 13.7 percent to €290 million, from €336 million in the second quarter of 2006. Earnings were impacted by special charges of €24 million (Q2 2006: €18 million) for restructuring. ebit came to €266 million (Q2 2006: €318 million).
Materials
Sales in the Materials segment climbed to €757 million in the second quarter of 2007. After adjusting for currency effects, business increased by 8.5 percent. Growth took place mainly in the Polycarbonates business unit, where sales rose in all regions thanks to higher volumes.
Second-quarter ebitda before special items dropped to €71 million (Q2 2006: €139 million), with ebit down from €101 million to €29 million. This significant drop in earnings resulted chiefly from a sharp rise in raw material costs. Prices for important feedstocks such as phenol reached record highs in the second quarter, while product selling prices registered a year-on-year decline. The earnings contributions from additional volumes only partially offset these effects.
First-half sales increased to €1,496 million (H1 2006: €1,433 million). On a currency-adjusted basis, sales rose 8.7 percent. ebitda before special items came to €151 million (H1 2006: €309 million). First-half ebit amounted to €67 million (H1 2006: €233 million).
Systems
The Systems segment posted second-quarter sales of €1,866 million (Q2 2006: €1,824 million) due to slight increases in selling prices and volumes. Currency-adjusted sales improved by 5.4 percent. Our Coatings, Adhesives, Sealants business unit was the main contributor to the improvement, with currency-adjusted sales growth of 10.8 percent. We achieved slight increases in volumes and selling prices.
Second-quarter ebitda before special items in the Systems segment advanced to €338 million (Q2 2006: €311 million). The higher selling prices and volumes offset increases in raw material costs and the charges attributable to continuing difficulties experienced by our supplier of crude mdi in Shanghai. ebit before special items was €261 million (Q2 2006: €235 million). We took special charges of €24 million in the second quarter for the closure of our mdi plant in New Martinsville, West Virginia. ebit after special items came to €237 million (Q2 2006: €217 million).
The Systems segment saw sales rise to €3,735 million in the first half of 2007, with the currency-adjusted increase amounting to 7.5 percent. ebitda before special items remained nearly level with the prior-year period, at €667 million. ebit before special items was €514 million (H1 2006: €526 million). Thanks to much lower special items in the first half of 2007, ebit moved ahead by 22.2 percent to €484 million (H1 2006: €396 million).

Half-Year Financial Report 2007

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Bayer MaterialScience	€ million	€ million	%	€ million	€ million	%

Net sales	2,547	2,623	+ 3.0	5,033	5,231	+ 3.9
EBITDA[1]	432	389	– 10.0	859	798	– 7.1
Special items	(18)	(20)		(130)	(20)
EBITDA before special items[2]	450	409	– 9.1	989	818	– 17.3
EBITDA margin before special items	17.7%	15.6%		19.7%	15.6%
EBIT[1]	318	266	– 16.4	629	551	– 12.4
Special items	(18)	(24)		(130)	(30)
EBIT before special items[2]	336	290	– 13.7	759	581	– 23.5
Gross cash flow[1]	327	293	– 10.4	644	597	– 7.3
Net cash flow[1]	251	278	+10.8	524	315	– 39.9

2006 figures restated

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Materials	€ million	€ million	%	€ million	€ million	%

Net sales	723	757	+ 4.7	1,433	1,496	+ 4.4
Polycarbonates	670	703	+ 4.9	1,326	1,386	+ 4.5
Thermoplastic Polyurethanes	53	54	+ 1.9	107	110	+ 2.8
EBITDA[1]	139	71	– 48.9	309	151	– 51.1
Special items	0	0		0	0
EBITDA before special items[2]	139	71	– 48.9	309	151	– 51.1
EBITDA margin before special items	19.2%	9.4%		21.6%	10.1%
EBIT[1]	101	29	– 71.3	233	67	– 71.2
Special items	0	0		0	0
EBIT before special items[2]	101	29	– 71.3	233	67	– 71.2
Gross cash flow[1]	105	55	– 47.6	231	124	– 46.3
Net cash flow[1]	88	25	– 71.6	123	0	– 100.0

2006 figures restated

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

	2nd	2nd
	Quarter	Quarter		1st Half	1st Half
	2006	2007	Change	2006	2007	Change
Systems	€ million	€ million	%	€ million	€ million	%

Net sales	1,824	1,866	+ 2.3	3,600	3,735	+ 3.8
Polyurethanes	1,301	1,313	+ 0.9	2,570	2,645	+ 2.9
Coatings, Adhesives, Sealants	380	410	+ 7.9	749	803	+ 7.2
Inorganic Basic Chemicals	100	104	+ 4.0	206	210	+ 1.9
Others	43	39	– 9.3	75	77	+ 2.7
EBITDA[1]	293	318	+ 8.5	550	647	+ 17.6
Special items	(18)	(20)		(130)	(20)
EBITDA before special items[2]	311	338	+ 8.7	680	667	– 1.9
EBITDA margin before special items	17.1%	18.1%		18.9%	17.9%
EBIT[1]	217	237	+ 9.2	396	484	+ 22.2
Special items	(18)	(24)		(130)	(30)
EBIT before special items[2]	235	261	+ 11.1	526	514	– 2.3
Gross cash flow[1]	222	238	+ 7.2	413	473	+ 14.5
Net cash flow[1]	163	253	+ 55.2	401	315	– 21.4

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 31

Half-Year Financial Report 2007
Performance by Region
Bayer’s global sales expanded in the second quarter of 2007 by €1,481 million from the prior-year period, to €8,217 million. Adjusted for shifts in exchange rates, business rose by 24.9 percent. The increase was mainly due to the inclusion of Schering, Berlin, Germany. Adjusted for both currency and portfolio effects, sales gained 5.4 percent.
The largest increases in absolute terms were recorded in Europe, where second-quarter sales rose by €686 million to €3,697 million. On a currency-adjusted basis, business grew by 22.6 percent. Europe thus accounted for 45.0 percent of Group sales in the second quarter, with all subgroups posting year-on-year improvements. Adjusted for currency and portfolio changes, business in Europe grew by 4.1 percent, mainly as a result of substantial increases in the Consumer Health; Environmental Science, BioScience; and Systems segments. Sales in Germany climbed by 13.1 percent to €1,199 million, giving a 2.7 percent increase after adjusting for portfolio changes.
Sales in North America advanced to €2,140 million, or by 25.5 percent when adjusted for currency changes. Currency- and portfolio-adjusted sales were level with the prior-year quarter (+ 0.3%). The Consumer Health segment in North America developed particularly well. The CropScience and MaterialScience subgroups, however, experienced a decline in business.
In Asia/Pacific we expanded business by a substantial, currency-adjusted 30.6 percent. Adjusted for currency and portfolio changes, sales rose by 15.6 percent. In the Health-Care subgroup, we improved sales of both our Pharmaceuticals and Consumer Health businesses. Sales of CropScience in this region posted a small increase of 2.9 percent on a currency-adjusted basis. MaterialScience again registered substantial growth in Asia/ Pacific in the second quarter, with currency-adjusted sales up 19.9 percent.
Sales in the Latin America/Africa/Middle East region climbed by 30.2 percent when adjusted for currency effects. Currency- and portfolio-adjusted sales advanced by 7.7 percent. CropScience sales in the region rose by 4.6 percent (currency-adjusted), due primarily to good business with crop protection products. We also generated higher sales in HealthCare (+ 7.8 percent currency- and portfolio-adjusted) and in the MaterialScience subgroup (+ 9.1 percent currency-adjusted).

	Europe				North America
Sales by Region and Segment	2nd	2nd			2nd	2nd
(by Market)	Quarter	Quarter			Quarter	Quarter
€ million	2006	2007	%	adj. %	2006	2007	%	adj. %

HealthCare	899	1,566	+ 74.2	+ 73.9	690	1,093	+ 58.4	+ 69.7
Pharmaceuticals	477	1,114	+ 133.5	+ 133.1	314	696	+ 121.7	+ 137.1
Consumer Health	422	452	+ 7.1	+ 6.8	376	397	+ 5.6	+ 13.4
CropScience	669	675	+ 0.9	+ 0.5	462	431	– 6.7	– 0.6
Crop Protection	565	566	+ 0.2	– 0.4	337	319	– 5.3	+ 1.2
Environmental Science, BioScience	104	109	+ 4.8	+ 5.8	125	112	– 10.4	– 5.5
MaterialScience	1,118	1,169	+ 4.6	+ 4.6	668	613	– 8.2	– 1.9
Materials	283	289	+ 2.1	+ 1.9	151	149	– 1.3	+ 5.4
Systems	835	880	+ 5.4	+ 5.5	517	464	– 10.3	– 4.0
Continuing operations (incl. reconciliation)	3,011	3,697	+ 22.8	+ 22.6	1,823	2,140	+ 17.4	+ 25.5

	Asia/Pacific				Latin America/Africa/Middle East
Sales by Region and Segment	2nd	2nd			2nd	2nd
(by Market)	Quarter	Quarter			Quarter	Quarter
€ million	2006	2007	%	adj. %	2006	2007	%	adj. %

HealthCare	336	523	+ 55.7	+ 67.0	332	535	+ 61.1	+ 65.4
Pharmaceuticals	256	438	+ 71.1	+ 84.8	141	335	+ 137.6	+ 141.7
Consumer Health	80	85	+ 6.3	+ 10.2	191	200	+ 4.7	+ 8.9
CropScience	237	237	0.0	+ 2.9	210	219	+ 4.3	+ 4.6
Crop Protection	185	184	– 0.5	+ 2.8	182	193	+ 6.0	+ 5.9
Environmental Science, BioScience	52	53	+ 1.9	+ 3.1	28	26	– 7.1	– 4.3
MaterialScience	476	537	+ 12.8	+ 19.9	285	304	+ 6.7	+ 9.1
Materials	217	244	+ 12.4	+ 19.5	72	75	+ 4.2	+ 7.4
Systems	259	293	+ 13.1	+ 20.2	213	229	+ 7.5	+ 9.6
Continuing operations (incl. reconciliation)	1,061	1,308	+ 23.3	+ 30.6	841	1,072	+ 27.5	+ 30.2

	Continuing Operations
Sales by Region and Segment	2nd	2nd
(by Market)	Quarter	Quarter
€ million	2006	2007	%	adj. %

HealthCare	2,257	3,717	+ 64.7	+ 68.1
Pharmaceuticals	1,188	2,583	+ 117.4	+ 120.6
Consumer Health	1,069	1,134	+ 6.1	+ 9.7
CropScience	1,578	1,562	– 1.0	+ 1.1
Crop Protection	1,269	1,262	– 0.6	+ 1.4
Environmental Science, BioScience	309	300	– 2.9	– 0.2
MaterialScience	2,547	2,623	+ 3.0	+ 6.3
Materials	723	757	+ 4.7	+ 8.5
Systems	1,824	1,866	+ 2.3	+ 5.4
Continuing operations (incl. reconciliation)	6,736	8,217	+ 22.0	+ 24.9

2006 figures restated
adj. = currency-adjusted

	Europe				North America
Sales by Region and Segment
(by Market)	1st Half	1st Half			1st Half	1st Half
€ million	2006	2007	%	adj. %	2006	2007	%	adj. %

HealthCare	1,785	3,061	+ 71.5	+ 71.5	1,384	2,238	+ 61.7	+ 74.5
Pharmaceuticals	928	2,153	+ 132.0	+ 132.0	669	1,450	+ 116.7	+ 133.7
Consumer Health	857	908	+ 6.0	+ 6.0	715	788	+ 10.2	+ 19.1
CropScience	1,436	1,537	+ 7.0	+ 6.8	999	878	– 12.1	– 5.3
Crop Protection	1,188	1,289	+ 8.5	+ 8.2	717	611	– 14.8	– 8.0
Environmental Science, BioScience	248	248	0.0	+ 0.5	282	267	– 5.3	+ 1.7
MaterialScience	2,182	2,354	+ 7.9	+ 7.9	1,368	1,244	– 9.1	– 1.7
Materials	557	572	+ 2.7	+ 2.7	302	298	– 1.3	+ 6.6
Systems	1,625	1,782	+ 9.7	+ 9.7	1,066	946	– 11.3	– 4.1
Continuing operations (incl. reconciliation)	6,029	7,545	+ 25.1	+ 25.0	3,759	4,366	+ 16.1	+ 25.4

	Asia/Pacific				Latin America/Africa/Middle East
Sales by Region and Segment
(by Market)	1st Half	1st Half			1st Half	1st Half
€ million	2006	2007	%	adj. %	2006	2007	%	adj. %

HealthCare	643	989	+ 53.8	+ 64.8	648	1,039	+ 60.3	+ 70.4
Pharmaceuticals	479	817	+ 70.6	+ 83.8	260	658	+ 153.1	+ 166.9
Consumer Health	164	172	+ 4.9	+ 9.3	388	381	– 1.8	+ 5.7
CropScience	473	456	– 3.6	+ 1.0	441	477	+ 8.2	+ 13.0
Crop Protection	392	373	– 4.8	+ 0.1	385	423	+ 9.9	+ 14.2
Environmental Science, BioScience	81	83	+ 2.5	+ 5.7	56	54	– 3.6	+ 4.0
MaterialScience	926	1,043	+ 12.6	+ 20.1	557	590	+ 5.9	+ 10.6
Materials	436	484	+ 11.0	+ 18.5	138	142	+ 2.9	+ 6.7
Systems	490	559	+ 14.1	+ 21.6	419	448	+ 6.9	+ 11.9
Continuing operations (incl. reconciliation)	2,067	2,508	+ 21.3	+ 29.3	1,672	2,133	+ 27.6	+ 34.4

	Continuing Operations
Sales by Region and Segment
(by Market)	1st Half	1st Half
€ million	2006	2007	%	adj. %

HealthCare	4,460	7,327	+ 64.3	+ 68.6
Pharmaceuticals	2,336	5,078	+ 117.4	+ 121.4
Consumer Health	2,124	2,249	+ 5.9	+ 10.6
CropScience	3,349	3,348	0.0	+ 3.2
Crop Protection	2,682	2,696	+ 0.5	+ 3.5
Environmental Science, BioScience	667	652	– 2.2	+ 1.9
MaterialScience	5,033	5,231	+ 3.9	+ 7.8
Materials	1,433	1,496	+ 4.4	+ 8.7
Systems	3,600	3,735	+ 3.8	+ 7.5
Continuing operations (incl. reconciliation)	13,527	16,552	+ 22.4	+ 26.1

2006 figures restated
adj. = currency-adjusted

Half-Year Financial Report 2007
Liquidity and Capital Resources

	2nd	2nd
Bayer Group Summary Cash Flow Statements	Quarter	Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

Gross cash flow*	928	1,187	2,017	2,598
Changes in working capital/other non-cash items	(46)	(371)	(1,097)	(1,407)
Net cash provided by (used in) operating activities (net cash flow), continuing operations	882	816	920	1,191
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	120	(36)	210	2
Net cash provided by (used in) operating activities (net cash flow) (total)	1,002	780	1,130	1,193
Net cash provided by (used in) investing activities (total)	(13,836)	(53)	(14,028)	4,536
Net cash provided by (used in) financing activities (total)	12,320	(3,889)	12,133	(5,653)
Change in cash and cash equivalents due to business activities (total)	(514)	(3,162)	(765)	76
Cash and cash equivalents at beginning of period	3,026	6,143	3,290	2,915
Change due to exchange rate movements and to changes in scope of consolidation	(21)	(1)	(34)	(11)
Cash and cash equivalents at end of period	2,491	2,980	2,491	2,980

2006 figures restated

*	for definition see Bayer Group Key Data on page 2
Operating cash flow
Gross cash flow in the first half of 2007 amounted to €2,598 million, up 28.8 percent from the first half of 2006 (€2,017 million). The increase was mainly due to the inclusion of Schering, Berlin, Germany, and the strong performance of the business. Net cash flow improved by €271 million to €1,191 million (H1 2006: €920 million), thanks to the substantial cash inflows in the first quarter.
In the second quarter, however, net cash flow fell by €66 million to €816 million (Q2 2006: €882 million), mainly because of higher tax payments, bonus payments and disbursements for restructuring. Provisions for these payments had been recorded and recognized in income in previous quarters. The total net cash flow including discontinued operations was €780 million (Q2 2006: €1,002 million), with the decline attributable primarily to the discontinued operations. The prior-year figures included the operating cash flows of the since-divested Diagnostics and H.C. Starck businesses.
Investing cash flow
There was a net cash inflow of €4,536 million for investing activities in the first six months of 2007, compared to a €14,028 million outflow in the prior-year period. The main items this year were €3.5 billion in proceeds from the divestment of the Diagnostics business, €0.9 billion from the sale of H.C. Starck, and €0.4 billion from the divestment of Wolff Walsrode to The Dow Chemical Company in June 2007.
The €4.3 billion transaction volume for the Diagnostics business comprised an initial receipt of €0.4 billion at the end of 2006 and a further purchase-price payment of €3.9 billion in the first quarter of 2007. After deducting €0.2 billion in divested cash and €0.2 billion in tax on the divestment gain paid in the second quarter, net proceeds of divestitures in the first half of 2007 totaled €3.5 billion. Further tax payments totaling some €0.3 billion will be due in subsequent quarters. We sold H.C. Starck to Advent International and The Carlyle Group for approximately €1.2 billion. The transaction volume consisted mainly of a cash component in excess of €0.9 billion, including the compensation for financial liabilities, along with the assumption of €0.2 billion in pension

Half-Year Financial Report 2007
obligations. The €0.5 billion proceeds of the sale of Wolff Walsrode mainly comprised a cash component of €0.4 billion, including compensation for financial liabilities, and the assumption of pension obligations by the acquirer.
Cash outflows for acquisitions consisted mainly of the US$310 million (approximately €230 million) purchase price for U.S. cotton seed producer Stoneville. Bayer CropScience acquired Stoneville Pedigreed Seed Company from Monsanto in June 2007 in order to strengthen the position of its BioScience business unit in the rapidly expanding U.S. cotton seed market. Cash outflows in the prior-year period were largely attributable to the acquisition of Schering, Berlin, Germany.
Cash outflows for property, plant and equipment in the first half of 2007 came to €594 million (H1 2006: €566 million) and those for intangible assets to €47 million (H1 2006: €193 million), giving a total of €641 million (H1 2006: €759 million). This figure chiefly comprised expenditures for the expansion of our polymers production facilities in Caojing, China. Prior-year cash outflows for intangible assets included in particular the purchase of the European marketing rights for the blood pressure treatments Pritor® and PritorPlus®.
Financing cash flow
Net cash outflow for financing activities in the first half of 2007 amounted to €5,653 million (H1 2006: €12,133 million inflow). Net loan repayments totaled €3,893 million, including €2.1 billion for the scheduled redemption of our 2002/2007 Eurobond in April 2007. The Bayer AG dividend and dividend payments to minority stockholders of consolidated companies accounted for a further €775 million (H1 2006: €527 million). The item “Bayer AG dividend, dividend payments to minority stockholders” in the prior-year period contained an inflow of €176 million from the reimbursement of advance capital gains tax payments made on intragroup dividends in 2004.
As of June 30, 2007 the Bayer Group had cash and cash equivalents of €2,980 million, including €778 million held in escrow accounts. The latter amount comprises €698 million deposited in a guarantee account following the decision by the Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 to squeeze out Bayer Schering Pharma AG’s remaining minority stockholders. The decision means the shares still held by minority stockholders will be transferred to the main stockholder, Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, in return for cash compensation of €98.98 per share. Dissenting stockholders are seeking to have the stockholder resolution set aside or to have it declared null and void.
In view of the restriction on its use, the liquidity held in escrow accounts was not deducted when calculating net debt.

Half-Year Financial Report 2007
Liquid assets and net debt
Net debt (total) as of June 30, 2007 declined by €4.0 billion compared with December 31, 2006, to €13.6 billion, primarily because of cash inflows from the divestitures and also due to the improvement in operating cash flow. The increase compared with March 31, 2007 was mainly attributable to a dividend payment of €0.8 billion, along with the expected high level of interest and tax payments in the second quarter.

Net Debt	Dec. 31,	March 31,	June 30,
€ million	2006	2007	2007

Noncurrent financial liabilities as per balance sheets (including derivatives)	14,723	14,626	13,644
of which mandatory convertible bond	2,276	2,278	2,280
of which hybrid bond	1,247	1,245	1,234
Current financial liabilities as per balance sheets (including derivatives)	5,078	3,673	2,309
Derivative receivables	(185)	(165)	(194)
Financial liabilities	19,616	18,134	15,759
Cash and cash equivalents*	(2,116)	(5,359)	(2,202)
Current financial assets	(27)	(5)	(6)
Net debt from continuing operations	17,473	12,770	13,551
Net debt from discontinued operations	66	7	0
Net debt (total)	17,539	12,777	13,551

*	In view of the restriction on its use, the €778 million liquidity in escrow accounts in the second quarter of 2007 (Q2 2006: €304 million) was not deducted when calculating net debt. June 30, 2007: €2,202 million = €2,980 million – € 778 million (March 31, 2007: €5,359 million – € 6,143 million – € 784 million: Dec. 31, 2006: €2,116 million = €2,915 million – € 799 million).
Employees
The number of employees is shown as full-time equivalents, which means part-time employees are included in proportion to their contractual working hours. We believe this presentation improves the comparability of personnel expenses and employee numbers.
On June 30, 2007 the Bayer Group had 104,600 employees, 1.3 percent fewer than on December 31, 2006. Personnel expenses in the first half of the year increased by 28.1 percent to €3,792 million (H1 2006: €2,961 million), mainly due to the inclusion of personnel expenses for the employees of the former Schering group.
We currently employ 16,600 people in North America, 18,000 in Asia/Pacific, 13,800 in Latin America/Africa/Middle East and 56,200 in Europe. Our 39,200 employees in Germany account for 37.5 percent of the Group total.

Half-Year Financial Report 2007
Risk Report
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous risks which are monitored within the context of a risk management system. These risks include financial risks and, in particular, business-specific selling market risks, procurement market risks, product development risks, patent risks, and product and environmental risks.
Legal risks exist particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments or settlements could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.
To find out more about the Bayer Group’s overall risk situation, please see pages 80 to 88 of the Bayer Annual Report 2006, which can be downloaded free of charge at www.bayer.com. Since publication of the Bayer Annual Report 2006, the following significant changes have occurred in respect of the legal risks:
Proceedings involving syringe injectors and related products: As stated on page 87 of the Bayer Annual Report 2006, Liebel-Flarsheim Company and its parents, Mallinckrodt, Inc. and Tyco Healthcare Group LP, filed suit against Bayer’s U.S. subsidiary Medrad alleging that some of Medrad’s front load syringe injectors infringe patents held by Liebel-Flarsheim. In March 2007, the U.S. Court of Appeals decided that the Liebel-Flarsheim patents are invalid. The legal risks involved in these proceedings are no longer material for the Bayer Group.
Proceedings involving genetically modified rice: On page 86 of the Bayer Annual Report 2006 we described lawsuits and putative class actions filed against Bayer in the United States after traces of the genetically modified rice llrice 601 from the Liberty Link product line were identified in samples of conventional long-grain rice grown in the U.S. In March 2007, traces of llrice 62 and llrice 604 were then found in Clearfield 131 conventional hybrid rice marketed by basf. Subsequently the usda issued an order temporarily prohibiting the sale or planting of Clearfield 131. The usda and the fda have stated that llrice 62, 601 and 604 do not constitute a health risk and are safe for use in food and feed and for the environment. Bayer believes it has meritorious defenses against claims made or any possible future claims and intends to defend these cases vigorously. Bayer has recorded a provision of €29 million for related defense costs.
Arbitration proceedings concerning propylene oxide: As reported on page 86 of the Bayer Annual Report 2006, an arbitration panel in May 2006 issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their joint venture agreements for the manufacture of propylene oxide. Bayer was seeking to vacate the final award, while Lyondell was seeking to confirm the award as well as obtain pre-award interest. On March 20, 2007, the Texas District Court denied Bayer’s motion to vacate, confirmed in part the final award and ordered additional discovery relevant to one issue on which confirmation was not granted. Bayer has established appropriate provisions for the entire matter. In January 2007, Bayer filed a suit against Lyondell in the Delaware State Court of Chancery, seeking equitable reformation of one of the agreements relating to the joint venture and restitution of certain monies paid or allegedly owing by Bayer to Lyondell.

Half-Year Financial Report 2007
Proceedings involving the oral contraceptive Yasmin®: On page 86 of the Bayer Annual Report 2006, we reported that, in April 2005, Bayer Schering Pharma filed an anda iv suit against Barr Pharmaceuticals Inc. and Barr Laboratories Inc. in U.S. federal court alleging patent infringement by Barr for the intended generic version of Bayer Schering Pharma’s Yasmin® oral contraceptive product in the United States. In June 2005 Barr filed its counterclaim seeking to invalidate Bayer Schering Pharma’s patent. Trial of the matter has been set to start on November 15, 2007. Bayer highly values its Yasmin® oral contraceptive product and is deeply committed to maintaining its leadership position in oral contraception. Bayer will continue to vigorously defend its rights in this litigation.
As far as can be seen today, no risks have been identified which alone or in combination could jeopardize the continued existence of the Bayer Group.
Subsequent Events
On July 1, 2007, Bayer MaterialScience completed the acquisition of the Ure-Tech Group, Taiwan, a supplier of tpu resins and films. In 2006, the approximately 200 employees of the Ure-Tech Group generated sales of around us$ 60 million. In the same period, Bayer MaterialScience’s Thermoplastic Polyurethanes business unit employed some 450 people and had sales of €205 million.

Half-Year Financial Report 2007

Calculation of ebit(da) Before Special Items
To permit a more accurate assessment of business operations, ebit and ebitda are also stated “before special items.” The special items concerned are detailed in the table below. “ebitda ,” “ebitda before special items” and “ebit before special items” are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information.

	EBIT	EBIT	EBIT	EBIT	EBITDA	EBITDA	EBITDA	EBITDA
	2nd	2nd			2nd	2nd
Special Items Reconciliation	Quarter	Quarter	1st Half	1st Half	Quarter	Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007	2006	2007	2006	2007

After special items	877	917	1,926	2,092	1,269	1,572	2,705	3,346
HealthCare	16	209	22	348	16	181	22	346
Schering PPA effects*	0	33	0	53	0	50	0	114
Employees (Schering integration costs)	0	85	0	158	0	85	0	158
External consultancy and IT costs (Schering integration costs)	4	22	4	29	4	22	4	29
Depreciation and amortization (Schering integration costs)	0	45	0	63	0	0	0	0
Other Schering integration costs	10	24	10	45	10	24	10	45
Litigation	0	0	5	0	0	0	5	0
Other	2	0	3	0	2	0	3	0
CropScience	0	51	0	90	0	48	0	84
Restructuring	0	18	0	57	0	15	0	51
Litigation	0	33	0	33	0	33	0	33
MaterialScience	18	24	130	30	18	20	130	20
Restructuring	0	24	0	30	0	20	0	20
Litigation	18	0	130	0	18	0	130	0
Reconciliation	0	(16)	10	0	0	(15)	10	0
Restructuring Industry Services	0	(16)	0	0	0	(15)	0	0
Litigation	0	0	10	0	0	0	10	0
Total special items	34	268	162	468	34	234	162	450
Before special items	911	1,185	2,088	2,560	1,303	1,806	2,867	3,796

2006 figures restated
*	The purchase price paid for Schering AG, Germany, was allocated among the acquired assets and assumed liabilities in accordance with the International Financial Reporting Standards (IFRS). The purchase price allocation resulted in total charges to EBIT of €242 million in the second quarter of 2007. To ensure comparability with future earnings data, the expected long-term effects of the step-up are reflected in EBIT and EBITDA before special items, whereas temporary, non-cash effects of the purchase price allocation are eliminated. When calculating EBIT before special items, we deducted a €33 million special charge recorded in this connection. EBIT before special items therefore reflects €209 million in charges resulting from the purchase price allocation. EBITDA before special items remains unaffected by the purchase price allocation.

Investor Information

	2nd Quarter	2nd Quarter	1st Half	1st Half
Bayer Stock Key Data	2006	2007	2006	2007

High for the period (€)	36.75	56.68	36.75	56.68
Low for the period (€)	30.56	47.58	30.56	40.20
Average daily share turnover on German stock exchanges (million)	7.3	6.2	6.4	5.9

				Change
				June 30, 2007/
	June 30,	June 30,	Dec. 31,	Dec. 31, 2006
	2006	2007	2006	%

Share price (€)	35.94	56.10	40.66	38.0
Market capitalization (€ million)	26,248	42,879	31,078	38.0
Stockholders’ equity (€ million)	12,827	16,249	12,851	26.4
Number of shares entitled to the dividend (million)	730.34	764.34	764.34	0.0
DAX	5,683	8,007	6,597	21,4

XETRA closing price; source: Bloomberg
Bayer stock maintained its upward trend in the second quarter of 2007, closing on June 30, 2007 at €56.10, up 38.0 percent from the closing price at the end of 2006. Including the dividend of €1.00 per share for 2006 paid on April 30, 2007, our stock achieved a performance of 40.7 percent in the first half of 2007. Over the same period the dax rose 21.4 percent to 8,007 points.
In the second quarter Bayer held a HealthCare Investor Day in Leverkusen. This included numerous presentations and discussion forums at which Bayer provided information on topics such as the combined research and development pipeline of Bayer Schering Pharma, trends regarding our pharmaceuticals products, and the future strategy for the Consumer Health business. Webcasts of the presentations are available on the Internet at www.investor.bayer.com.
Performance of Bayer Stock
Index (100 = xetra closing price on December 31, 2005)

Half-Year Financial Report 2007
ubs AG, Switzerland, informed us pursuant to Section 21, Paragraph 1 of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 3 percent threshold defined therein on May 24, 2007, and that since that date it has held 3.18 percent of the voting rights. Of these voting rights, 0.02 percent are to be attributed to ubs AG pursuant to Section 22, Paragraph 1, Sentence 1, No. 1 of the Securities Trading Act (“undertakings controlled by the notifying party”).
Calculation of core earnings per share
Earnings per share according to ifrs are affected by the purchase price allocation and other special factors. To enhance comparability, we also determine core net income from continuing operations after elimination of the amortization of intangible assets, asset write-downs (including any impairment losses), special items in ebitda and extraordinary factors affecting income from investments in affiliated companies (such as divestment gains or write-downs), including the related tax effects.
The expected €0.9 billion in one-time non-cash tax income related to the German corporate tax reform, mentioned on page 7, represents a special tax effect and has therefore been eliminated.
The calculation of earnings per share in accordance with ifrs is explained in the notes to this interim report on page 42. Adjusted core net income, core earnings per share and core ebit are not defined in the International Financial Reporting Standards. Therefore they should be regarded as supplementary information rather than stand-alone indicators.

Calculation of Core EBIT and Core Earnings per Share	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

EBIT as per income statement	877	917	1,926	2,092
Amortization and write-downs of intangible assets	147	325	278	618
Write-downs of property, plant and equipment	—	53	6	77
Special items (other than write-downs)	34	234	162	450
Core EBIT	1,058	1,529	2,372	3,237
Non-operating result (as per income statement)	(228)	(257)	(438)	(475)
Extraordinary income/loss from investments in affiliated companies	—	—	—	—
Income taxes (as per income statement)	(198)	(247)	(475)	(548)
Tax adjustment	(63)	(205)	(156)	(382)
Income after taxes attributable to minority interest (as per income statement)	(3)	3	0	2
Core net income from continuing operations	566	823	1,303	1,834
Financing expenses for the mandatory convertible bond, net of tax effects	23	24	23	48

Adjusted core net income	589	847	1,326	1,882

Shares
Weighted average number of issued ordinary shares	730,341,920	764,341,920	730,341,920	764,341,920
Potential shares to be issued upon conversion of the mandatory convertible bond	63,254,424	59,565,835	31,801,948	59,544,939
Adjusted weighted average total number of issued and potential ordinary shares	793,596,344	823,907,755	762,143,868	823,886,859
Core earnings per share from continuing operations (€)	0.74	1.03	1.74	2.28

Half-Year Financial Report 2007
Bayer Group Consolidated Statements of Income

	2nd	2nd
	Quarter	Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

Net sales	6,736	8,217	13,527	16,552
Cost of goods sold	(3,571)	(4,072)	(7,009)	(8,206)
Gross profit	3,165	4,145	6,518	8,346

Selling expenses	(1,442)	(1,919)	(2,807)	(3,726)
Research and development expenses	(439)	(650)	(853)	(1,275)
General administration expenses	(377)	(425)	(730)	(861)
Other operating income	167	228	375	371
Other operating expenses	(197)	(462)	(577)	(763)
Operating result (EBIT)	877	917	1,926	2,092

Equity-method loss	(3)	(13)	(11)	(27)
Non-operating income	151	190	294	432
Non-operating expenses	(376)	(434)	(721)	(880)
Non-operating result	(228)	(257)	(438)	(475)

Income before income taxes	649	660	1,488	1,617

Income taxes	(198)	(247)	(475)	(548)

Income from continuing operations after taxes	451	413	1,013	1,069

Income from discontinued operations after taxes	4	244	39	2,398

Income after taxes	455	657	1,052	3,467
of which attributable to minority interest	3	(3)	0	(2)
of which attributable to Bayer AG stockholders (net income)	452	660	1,052	3,469

Earnings per share (€)
From continuing operations
Basic*	0.59	0.53	1.36	1.36
Diluted*	0.59	0.53	1.36	1.36
From continuing and discontinued operations
Basic*	0.60	0.83	1.41	4.27
Diluted*	0.60	0.83	1.41	4.27

2006 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Half-Year Financial Report 2007
Bayer Group Consolidated Balance Sheets

	June 30,	June 30,	Dec. 31,
€ million	2006	2007	2006

Noncurrent assets
Goodwill	7,753	8,439	8,227
Other intangible assets	15,922	15,112	15,807
Property, plant and equipment	9,208	8,662	8,867
Investments in associates	760	501	532
Other financial assets	1,528	1,190	1,094
Other receivables	261	413	176
Deferred taxes	982	773	1,205
	36,414	35,090	35,908
Current assets
Inventories	7,044	6,277	6,153
Trade accounts receivable	6,638	6,843	5,802
Other financial assets	445	252	401
Other receivables	1,530	1,637	1,567
Claims for income tax refunds	232	243	220
Cash and cash equivalents	2,491	2,980	2,915
Assets held for sale and discontinued operations	1,396	82	2,925
	19,776	18,314	19,983

Total assets	56,190	53,404	55,891

Stockholders’ equity
Capital stock of Bayer AG	1,870	1,957	1,957
Capital reserves of Bayer AG	2,942	4,028	4,028
Other reserves	6,865	10,183	6,782
	11,677	16,168	12,767
Equity attributable to minority interest	1,150	81	84
	12,827	16,249	12,851

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	6,237	5,550	6,543
Other provisions	1,771	1,671	1,464
Financial liabilities	10,373	13,644	14,723
Other liabilities	517	504	449
Deferred taxes	4,240	4,347	4,346
	23,138	25,716	27,525

Current liabilities
Other provisions	3,803	4,087	3,765
Financial liabilities	12,053	2,309	5,078
Trade accounts payable	1,995	2,244	2,369
Income tax liabilities	116	127	109
Other liabilities	1,822	2,672	3,346
Liabilities directly related to assets held for sale and discontinued operations	436	—	848
	20,225	11,439	15,515

Total stockholders’ equity and liabilities	56,190	53,404	55,891

2006 figures reclassified

Half-Year Financial Report 2007
Bayer Group Consolidated Statements of Cash Flows

	2nd	2nd
	Quarter	Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

Income from continuing operations after taxes	451	413	1,013	1,069
Income taxes	198	247	475	548
Non-operating result	228	257	438	475
Income taxes paid	(284)	(342)	(500)	(685)
Depreciation and amortization	392	655	779	1,254
Change in pension provisions	(50)	(86)	(180)	(182)
(Gains) losses on retirements of noncurrent assets	(7)	(6)	(8)	6
Non-cash effects of the remeasurement of acquired assets (inventory work-down)	—	49	—	113
Gross cash flow	928	1,187	2,017	2,598

Decrease (increase) in inventories	11	38	(103)	(175)
Decrease (increase) in trade accounts receivable	25	(52)	(864)	(1,063)
(Decrease) increase in trade accounts payable	(40)	16	(271)	(98)
Changes in other working capital, other non-cash items	(42)	(373)	141	(71)
Net cash provided by (used in) operating activities (net cash flow), continuing operations	882	816	920	1,191
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	120	(36)	210	2
Net cash provided by (used in) operating activities (net cash flow) (total)	1,002	780	1,130	1,193

Cash outflows for property, plant, equipment and intangible assets	(340)	(440)	(759)	(641)
Cash inflows from sales of property, plant, equipment and other assets	24	13	44	31
Cash inflows from divestitures less divested cash	39	230	39	4,903
Cash outflows for acquisitions less acquired cash	(14,110)	(235)	(14,130)	(257)
Cash inflows from noncurrent financial assets	43	3	69	8
Interest and dividends received	375	376	482	469
Cash inflows/outflows from current financial assets	133	0	227	23
Net cash provided by (used in) investing activities (total)	(13,836)	(53)	(14,028)	4,536

Bayer AG dividend, dividend payments to minority stockholders, reimbursements of advance capital gains tax payments	(692)	(766)	(527)	(775)
Issuances of debt	13,493	1,159	13,762	1,603
Retirements of debt	(20)	(3,542)	(413)	(5,496)
Interest paid	(461)	(740)	(689)	(985)
Net cash provided by (used in) financing activities (total)	12,320	(3,889)	12,133	(5,653)

Change in cash and cash equivalents due to business activities (total)	(514)	(3,162)	(765)	76

Cash and cash equivalents at beginning of period	3,026	6,143	3,290	2,915

Change in cash and cash equivalents due to changes in scope of consolidation	0	(3)	(2)	(4)
Change in cash and cash equivalents due to exchange rate movements	(21)	2	(32)	(7)

Cash and cash equivalents at end of period	2,491	2,980	2,491	2,980

2006 figures restated

Half-Year Financial Report 2007
Bayer Group Consolidated Statements of Recognized Income and Expense

	2nd	2nd
	Quarter	Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

Changes in fair values of derivatives designated as hedges and available-for-sale financial assets, recognized in stockholders’ equity	(21)	(3)	(12)	(2)
Changes in actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits, recognized in stockholders’ equity	382	774	1,187	1,105
Exchange differences on translation of operations outside the euro zone, recognized in stockholders’ equity	(331)	(36)	(475)	7
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	(146)	(297)	(461)	(431)
Changes due to changes in scope of consolidation	—	5	—	36
Valuation adjustments recognized directly in stockholders’ equity	(116)	443	239	715
Minority interests in partnerships, recognized in stockholders’ equity	—	(12)	—	(19)
Income after taxes	455	657	1,052	3,467
Total income and expense recognized in the financial statements	339	1,088	1,291	4,163
of which attributable to minority interest	2	(4)	(3)	(2)
of which attributable to Bayer AG stockholders	337	1,092	1,294	4,165

2006 figures restated

Half-Year Financial Report 2007
Notes to the Consolidated Interim Financial Statements of the Bayer Group as of June 30, 2007
Key Data by Segment

	HealthCare
	Pharmaceuticals		Consumer Health
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
€ million	2006	2007	2006	2007

Net sales (external)	1,188	2,583	1,069	1,134
Change	+ 20.2%	+117.4%	+ 5.3%	+6.1%
Currency-adjusted change	+ 20.5%	+120.6%	+ 4.6%	+9.7%
Intersegment sales	12	10	1	1
Operating result (EBIT)	159	207	196	224
Depreciation, amortization and write-downs/write-backs	64	323	35	34
Gross cash flow*	157	381	179	164
Net cash flow*	284	202	83	82

	CropScience
	Crop Protection		Environmental Science, BioScience
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
	2006	2007	2006	2007

Net sales (external)	1,269	1,262	309	300
Change	– 3.7%	– 0.6%	+ 8.0%	– 2.9%
Currency-adjusted change	– 4.8%	+ 1.4%	+ 8.0%	– 0.2%
Intersegment sales	17	16	1	2
Operating result (EBIT)	159	180	71	31
Depreciation, amortization and write-downs/write-backs	118	117	20	20
Gross cash flow*	227	219	62	40
Net cash flow*	434	313	100	181

	MaterialScience
	Materials		Systems
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
	2006	2007	2006	2007

Net sales (external)	723	757	1,824	1,866
Change	– 0.7%	+ 4.7%	+ 8.0%	+ 2.3%
Currency-adjusted change	– 1.1%	+ 8.5%	+ 7.3%	+ 5.4%
Intersegment sales	7	4	43	37
Operating result (EBIT)	101	29	217	237
Depreciation, amortization and write-downs/write-backs	38	42	76	81
Gross cash flow*	105	55	222	238
Net cash flow*	88	25	163	253

	Reconciliation		Continuing Operations
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
	2006	2007	2006	2007

Net sales (external)	354	315	6,736	8,217
Change			+ 5.8%	+22.0%
Currency-adjusted change			+ 5.2%	+24.9%
Intersegment sales	(81)	(70)
Operating result (EBIT)	(26)	9	877	917
Depreciation, amortization and write-downs/write-backs	41	38	392	655
Gross cash flow*	(24)	90	928	1,187
Net cash flow*	(270)	(240)	882	816

2006 figures restated

*	for definition see Bayer Group Key Data on page 2

Half-Year Financial Report 2007
Notes to the Consolidated Interim Financial Statements of the Bayer Group as of June 30, 2007
Key Data by Segment

	HealthCare
	Pharmaceuticals		Consumer Health
	1st Half	1st Half	1st Half	1st Half
€ million	2006	2007	2006	2007

Net sales (external)	2,336	5,078	2,124	2,249
Change	+20.4%	+117.4%	+13.0%	+5.9%
Currency-adjusted change	+17.9%	+121.4%	+9.8%	+10.6%
Intersegment sales	25	22	3	4
Operating result (EBIT)	361	488	373	428
Depreciation, amortization and write-downs/write-backs	103	588	76	67
Gross cash flow*	319	771	309	331
Net cash flow*	273	481	137	186
Number of employees at end of period*	40,500	39,200	10,900	11,100

	CropScience
	Crop Protection		Environmental Science, BioScience
	1st Half	1st Half	1st Half	1st Half
	2006	2007	2006	2007

Net sales (external)	2,682	2,696	667	652
Change	–1.9%	+0.5%	+8.8%	–2.2%
Currency-adjusted change	–5.3%	+3.5%	+5.5%	+1.9%
Intersegment sales	35	34	3	4
Operating result (EBIT)	444	484	194	135
Depreciation, amortization and write-downs/write-backs	239	238	42	39
Gross cash flow*	512	501	164	127
Net cash flow*	145	200	39	56
Number of employees at end of period*	15,400	14,800	2,800	3,000

	MaterialScience
	Materials		Systems
	1st Half	1st Half	1st Half	1st Half
	2006	2007	2006	2007

Net sales (external)	1,433	1,496	3,600	3,735
Change	+5.2%	+4.4%	+8.8%	+3.8%
Currency-adjusted change	+2.5%	+8.7%	+6.1%	+7.5%
Intersegment sales	13	8	82	75
Operating result (EBIT)	233	67	396	484
Depreciation, amortization and write-downs/write-backs	76	84	154	163
Gross cash flow*	231	124	413	473
Net cash flow*	123	0	401	315
Number of employees at end of period*	4,900	5,000	9,800	10,200

	Reconciliation		Continuing Operations
	1st Half	1st Half	1st Half	1st Half
	2006	2007	2006	2007

Net sales (external)	685	646	13,527	16,552
Change			+8.5%	+22.4%
Currency-adjusted change			+5.7%	+26.1%
Intersegment sales	(161)	(147)
Operating result (EBIT)	(75)	6	1,926	2,092
Depreciation, amortization and write-downs/write-backs	89	75	779	1,254
Gross cash flow*	69	271	2,017	2,598
Net cash flow*	(198)	(47)	920	1,191
Number of employees at end of period*	21,400	21,300	105,700	104,600

2006 figures restated

*	for definition see Bayer Group Key Data on page 2

Half-Year Financial Report 2007
Key Data by Region

	Europe		North America
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
€ million	2006	2007	2006	2007

Net sales (external) — by market	+3,011	3,697	1,823	2,140
Change	+4.2%	+22.8%	+7.6%	+17.4%
Currency-adjusted change	+4.1%	+22.6%	+5.9%	+25.5%
Net sales (external) — by point of origin	3,260	3,970	1,826	2,160
Change	+5.3%	+21.8%	+7.5%	+18.3%
Currency-adjusted change	+5.2%	+21.7%	+5.9%	+26.5%
Interregional sales	895	1,271	428	530
Operating result (EBIT)	518	629	249	192

	Asia/Pacific		Latin America/ Africa/Middle East
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
	2006	2007	2006	2007

Net sales (external) — by market	1,061	1,308	841	1,072
Change	+3.9%	+23.3%	+10.1%	+27.5%
Currency-adjusted change	+4.3%	+30.6%	+9.0%	+30.2%
Net sales (external) — by point of origin	1,021	1,266	629	821
Change	+2.6%	+24.0%	+8.6%	+30.5%
Currency-adjusted change	+3.0%	+31.6%	+7.4%	+33.8%
Interregional sales	43	62	39	59
Operating result (EBIT)	90	67	61	75

			Continuing
	Reconciliation		Operations
	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter
	2006	2007	2006	2007

Net sales (external) — by market			6,736	8,217
Change			+5.8%	+22.0%
Currency-adjusted change			+5.2%	+24.9%
Net sales (external) — by point of origin			6,736	8,217
Change			+5.8%	+22.0%
Currency-adjusted change			+5.2%	+24.9%
Interregional sales	(1,405)	(1,922)
Operating result (EBIT)	(41)	(46)	877	917

2006 figures restated

	Europe		North America
	1st Half	1st Half	1st Half	1st Half
€ million	2006	2007	2006	2007

Net sales (external) — by market	6,029	7,545	3,759	4,366
Change	+5.5%	+25.1%	+14.0%	+16.1%
Currency-adjusted change	+5.3%	+25.0%	+7.8%	+25.4%
Net sales (external) — by point of origin	6,486	8,123	3,778	4,380
Change	+6.1%	+25.2%	+14.2%	+15.9%
Currency-adjusted change	+6.0%	+25.1%	+7.9%	+25.3%
Interregional sales	1,940	2,645	905	1,046
Operating result (EBIT)	1,181	1,353	511	549
Number of employees at end of period*	58,000	56,200	17,200	16,600

			Latin America/
	Asia/Pacific		Africa/Middle East
	1st Half	1st Half	1st Half	1st Half
	2006	2007	2006	2007

Net sales (external) — by market	2,067	2,508	1,672	2,133
Change	+5.7%	+21.3%	+11.6%	+27.6%
Currency-adjusted change	+3.3%	+29.3%	+5.4%	+34.4%
Net sales (external) — by point of origin	1,985	2,403	1,278	1,646
Change	+4.7%	+21.1%	+11.3%	+28.8%
Currency-adjusted change	+2.2%	+29.3%	+3.5%	+37.3%
Interregional sales	102	115	81	116
Operating result (EBIT)	213	140	105	138
Number of employees at end of period*	16,800	18,000	13,700	13,800

			Continuing
	Reconciliation		Operations
	1st Half	1st Half	1st Half	1st Half
	2006	2007	2006	2007

Net sales (external) — by market			13,527	16,552
Change			+8.5%	+22.4%
Currency-adjusted change			+5.7%	+26.1%
Net sales (external) — by point of origin			13,527	16,552
Change			+8.5%	+22.4%
Currency-adjusted change			+5.7%	+26.1%
Interregional sales	(3,028)	(3,922)
Operating result (EBIT)	(84)	(88)	+1,926	2,092
Number of employees at end of period*			105,700	104,600

2006 figures restated

*	Number of employees in full-time equivalents

Half-Year Financial Report 2007
Explanatory Notes
Accounting policies
Pursuant to Section 315a of the German Commercial Code, the consolidated interim financial statements as of June 30, 2007 have been prepared according to the International Financial Reporting Standards (ifrs) — including ias 34 — of the International Accounting Standards Board (iasb), London, which are endorsed by the European Union, and the Interpretations of the International Financial Reporting Interpretations Committee (ifric), in effect at the closing date.
Reference should be made as appropriate to the notes to the consolidated financial statements for the 2006 fiscal year, particularly with regard to recognition and valuation principles.
Information on earnings per share
The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares. Diluted earnings per share are therefore equal to basic earnings per share.
Calculation of Earnings per Share

	2nd Quarter	2nd Quarter	1st Half	1st Half
€ million	2006	2007	2006	2007

Income after taxes	455	657	1,052	3,467
Income attributable to minority interest	3	(3)	0	(2)
Income attributable to Bayer AG stockholders	452	660	1,052	3,469
Income from discontinued operations	4	244	39	2,398

Financing expenses for the mandatory convertible bond, net of tax effects	23	24	23	48
Adjusted income after taxes from continuing operations	471	440	1,036	1,119
Adjusted net income	475	684	1,075	3,517

Weighted average number of issued ordinary shares	730,341,920	764,341,920	730,341,920	764,341,920
Potential shares to be issued upon conversion of the mandatory convertible bond	63,254,424	59,565,835	31,801,948	59,544,939
Adjusted weighted average total number of issued and potential ordinary shares	793,596,344	823,907,755	762,143,868	823,886,859

Basic earnings per share (€)
from continuing operations	0.59	0.53	1.36	1.36
from continuing and discontinued operations	0.60	0.83	1.41	4.27
Diluted earnings per share (€)
from continuing operations	0.59	0.53	1.36	1.36
from continuing and discontinued operations	0.60	0.83	1.41	4.27

2006 figures restated

Half-Year Financial Report 2007
Changes in the Bayer Group
Scope of consolidation
As of June 30, 2007, the Bayer Group comprised 347 fully or proportionately consolidated companies, compared with 432 companies as of December 31, 2006. This decrease is primarily the result of companies leaving the group through the Diagnostics, H.C. Starck and Wolff Walsrode divestitures and of intragroup mergers of companies as part of the integration of Schering, Berlin, Germany.
Consolidation of Schering
In June 2006, the majority of the shares of Schering AG, Berlin, Germany, were acquired by Bayer Schering GmbH (then known as Dritte BV GmbH), a subsidiary of Bayer AG. As of June 23, 2006, Schering AG was included in full in the consolidated financial statements of the Bayer Group. As of June 30, 2007, Bayer Schering GmbH held 96.3 percent of the shares of Bayer Schering Pharma AG.
The Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG resolved on January 17, 2007, to effect a squeeze-out of the remaining minority stockholders. The decision means the shares still held by minority stockholders will be transferred to the main stockholder, Bayer Schering GmbH, in return for cash compensation of €98.98 per share. Recognition of the expected cash compensation and the guaranteed dividend for the minority stockholders as liabilities increases the purchase price by €736 million to €17,007 million.
The purchase price allocation has since been completed and is almost unchanged compared with December 31, 2006. The finalized allocation reflects a €33 million reduction in the value of research and development projects, reclassifications between other asset and liability items and a corresponding €65 million increase in goodwill.
Acquisitions
On May 31, 2007 an agreement was signed to acquire Stoneville Pedigreed Seed Company, a leading U.S. producer of cotton seeds, from Monsanto for US$ 310 million (approximately €230 million). The acquired company was included in full in the consolidated financial statements of the Bayer Group effective June 1, 2007. The as yet incomplete allocation of the purchase price among the acquired assets and liabilities at the date of acquisition resulted in the addition of more than €200 million in intangible assets, including goodwill, in the second quarter. Adjustments to the purchase price allocation may be made in the future. The goodwill remaining after the purchase price allocation is largely attributable to synergies in the areas of technology and marketing. In addition, the acquisition strengthens the position of Bayer’s BioScience business unit in the rapidly expanding U.S. cotton seed market.
Discontinued operations
In mid-2006 Bayer AG and Siemens AG signed an agreement concerning the sale of the Diagnostics business, which was transferred to the new owner on January 2, 2007.

Half-Year Financial Report 2007
On November 23, 2006 an agreement was concluded to divest the activities of the H.C. Starck group, formerly assigned to the Materials segment, to a consortium of two financial investors, Advent International and The Carlyle Group. This business was transferred to the new owners on February 1, 2007.
The agreement to sell the companies of the Wolff Walsrode group, which operates principally in the field of cellulose chemistry, to The Dow Chemical Company, United States, was signed in December 2006. Wolff Walsrode also was formerly assigned to the Materials segment. Following approval by the antitrust authorities, the transfer of this business took place on June 30, 2007.
The Diagnostics activities, H.C. Starck and Wolff Walsrode are recognized as discontinued operations. The prior-period data have been restated accordingly.
This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Bayer Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining operations of Bayer as separate entities. This presentation is thus in line with the principles for reporting discontinued operations.
Discontinued Operations

	Diagnostics		H.C. Starck		Wolff Walsrode		Total
	2nd	2nd	2nd	2nd	2nd	2nd	2nd	2nd
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
€ million	2006	2007	2006	2007	2006	2007	2006	2007

Net sales	377	—	247	—	89	87	713	87
Operating result (EBIT)*	9	—	(6)	—	7	254	10	254
Income after taxes	6	—	(5)	—	3	244	4	244
Gross cash flow*	50	—	26	—	10	5	86	5
Net cash flow*	107	(39)	11	—	2	3	120	(36)
Net investing cash flow	(17)	(209)	(12)	—	(4)	432	(33)	223
Net financing cash flow	(90)	248	1	—	2	(435)	(87)	(187)

*	for definition see Bayer Group Key Data on page 2

	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
€ million	2006	2007	2006	2007	2006	2007	2006	2007

Net sales	755	—	494	74	167	172	1,416	246
Operating result (EBIT)*	40	2,778	16	109	13	267	69	3,154
Income after taxes	27	2,044	7	103	5	251	39	2,398
Gross cash flow*	114	(10)	53	14	20	15	187	19
Net cash flow*	171	(32)	37	26	2	8	210	2
Net investing cash flow	(46)	3,539	(22)	922	(6)	430	(74)	4,891
Net financing cash flow	(125)	(3,507)	(15)	(948)	4	(438)	(136)	(4,893)

*	for definition see Bayer Group Key Data on page 2

Half-Year Financial Report 2007
Related parties
In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s-length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.
Business transactions with companies included in the consolidated financial statements at equity, or at cost less impairment charges, mainly comprised trade in goods and services. The value of these transactions was, however, immaterial from the point of view of the Bayer Group. The same applies to financial receivables and payables vis-à-vis related parties.
Leverkusen, July 31, 2007
Bayer Aktiengesellschaft
The Board of Management

Werner Wenning	Klaus Kühn	Dr. Wolfgang Plischke	Dr. Richard Pott

Half-Year Financial Report 2007
Responsibility Statement
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Leverkusen, July 31, 2007
Bayer Aktiengesellschaft
The Board of Management

Werner Wenning	Klaus Kühn	Dr. Wolfgang Plischke	Dr. Richard Pott

Half-Year Financial Report 2007
Review Report
To Bayer AG, Leverkusen
We have reviewed the condensed consolidated interim financial statements — comprising the statement of income, balance sheet, cash flow statement, statement of recognized income and expense and selected explanatory notes — and the interim group management report of Bayer AG for the period from January 1, 2007 to June 30, 2007 which are part of the half-year financial report pursuant to § (Article) 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act.) The preparation of the condensed consolidated interim financial statements in accordance with the ifrs applicable to interim financial reporting as adopted by the E.U. and of the interim group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s Board of Management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim group management report based on our review.
We conducted our review of the condensed consolidated interim financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (idw) and additionally observed the International Standard on Review Engagements “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the ifrs applicable to interim financial reporting as adopted by the E.U. and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.
Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the ifrs applicable to interim financial reporting as adopted by the E.U. nor that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.
Essen, August 6, 2007
PriceWaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

A. Slotta	V. Linke
(German Public Auditor)	(German Public Auditor)

Financial Calendar

Q3 2007 Interim Report	November 6, 2007
2007 Annual Report	February 28, 2008
Annual Stockholders’ Meeting 2008	April 25, 2008
Payment of Dividend	April 28, 2008

Masthead
Published by
Bayer AG, 51368 Leverkusen, Germany
Editor
Ute Bode, phone +49 214 30 58992, email: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG, Language Service
Investor Relations
Peter Dahlhoff, phone +49 214 30 33022, email: peter.dahlhoff@bayer-ag.de
Orders/Distribution
Michael Heinrich, phone +49 214 30 57546, email: serviceline@bayer-ag.de
Date of publication
August 7, 2007
Many business and financial terms are explained on the Bayer Investor Relations website at
www.investor.bayer.com>Stock>Glossary
Bayer on the Internet
www.bayer.com
If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please email the editor.
Forward-Looking Statements
This Annual Report contains forward-looking statements. These statements use words like “believes,” “assumes,” “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, assets, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Annual Report.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Important Information from Bayer AG:
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Bayer Schering Pharma AG (formerly Schering AG) filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) will be able to receive these documents free of charge at the SEC’s website (www.sec.gov), or at the website www.bayer.com.
These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG (formerly Schering AG) and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG (formerly Schering AG) and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (including on Form 20-F). All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events or circumstances after the applicable dates thereof.
The names “Bayer Schering Pharma” or “Schering” as used in this publication always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.
Please note that Bayer Schering Pharma AG is not legally related to Schering-Plough Corporation, New Jersey, United States. The two companies have been totally independent of each other for many years.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT (Registrant)
By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ ppa. DR. ARMIN BUCHMEIER
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: August 9, 2007